Exhibit 99.1

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2022

DATED: March 22, 2023

TABLE OF CONTENTS

GLOSSARY OF TERMS3

ANNUAL INFORMATION FORM5

FORWARD-LOOKING STATEMENTS5

CORPORATE STRUCTURE8

GENERAL DEVELOPMENT OF THE BUSINESS8

DESCRIPTION OF THE BUSINESS11

RISK FACTORS12

MINERAL PROJECTS24

DIVIDENDS AND DISTRIBUTIONS55

DESCRIPTION OF CAPITAL STRUCTURE55

MARKET FOR SECURITIES58

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER60

DIRECTORS AND OFFICERS60

AUDIT COMMITTEE INFORMATION63

PROMOTERS64

LEGAL PROCEEDINGS AND REGULATORY ACTIONS65

TRANSFER AGENT AND REGISTRARS65

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS65

MATERIAL CONTRACTS65

INTERESTS OF EXPERTS65

ADDITIONAL INFORMATION66

SCHEDULE “A” - AUDIT COMMITTEE CHARTER67

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GLOSSARY OF TERMS

The following is a glossary of terms used in this Annual Information Form.

“Annual Information Form” or “AIF” means this annual information form of the Company dated March 22, 2023 for the year ended December 31, 2022;

“APA” has the meaning given under the section titled “Legal Proceedings and Regulatory Actions”;

“Audit Committee” means the audit committee of the Company consisting of Ms. Suki Gill (Chair), Mr. Craig Parry, and Mr. Randy Reichert;

“Barrick” means Barrick Gold Inc., a wholly-owned subsidiary of Barrick Gold Corporation;

“BCRMA” has the meaning given under the section titled “Description of the Business – Social or Environmental Policies”;

“Board of Directors” means the board of directors of the Company;

“Common Shares” means the common shares in the capital of the Company;

“Company”, “Skeena”, “our”, “us” or “we” means Skeena Resources Limited;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov;

“Eilat” has the meaning given under the section titled “Legal Proceedings and Regulatory Actions”;

“Eskay”, “Eskay Creek”, “Eskay Creek Project” or “Eskay Creek Revitalization Project” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Eskay Creek Barrick Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”;

“Financial Statements” means the annual consolidated annual financial statements for the Company for the years ended December 31, 2022 and 2021;

“Forward-Looking Statements” has the meaning ascribed to such term under the heading “Forward-Looking Statements”;

“Franco-Nevada” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“Franco-Nevada Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“GJ Property” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”;

“Golden Triangle” means the mineral region in northwest British Columbia;

“Hochschild” means Hochschild Mining Holdings Ltd.;

“Hochschild Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

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“Hochschild Option” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“IRR” has the meaning given under the section titled “Mineral Projects – Eskay Creek Project – Economic Analysis”;

“LOM” has the meaning given under the section titled “Mineral Projects – Mineral Reserve Statement”;

“MD&A” means the Company’s management discussion and analysis for the years ended December 31, 2022 and 2021;

“Milestones” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“Newcrest” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”;

“Newmont Transaction” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2022”;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects within Canada;

“NSR” means net smelter return;

“NYSE” means New York Stock Exchange;

“Option Period” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Options” means incentive stock options to purchase Common Shares;

“Qualified Person” has the meaning given under the section titled “Annual Information Form”;

“QuestEx Transaction” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2022”;

“Rights” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“RSU” means Restricted Shares Units of the Company which are subject to the conditional vesting grant of Common Shares awarded to certain employees of the Company;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval filing system, available at http://www.sedar.com;

“Snip” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Snip Project” means the past-producing Snip project located in the Golden Triangle region of northwest, British Columbia;

“TCG” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“Technical Report” means NI 43-101 amended and restated Technical Report and Feasibility Study relating to the Eskay Creek Project filed on September 19, 2022;

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“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Units” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”; and

“Warrants” means Common Share purchase warrants of the Company.

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Skeena”, “we”, “us”, and “our” refer to Skeena Resources Limited.

Reference is made in this Annual Information Form to the Financial Statements and the MD&A of Skeena. The Financial Statements and MD&A are available for review under the Company’s SEDAR profile at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov. All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of December 31, 2022 unless otherwise stated.

Information of a technical and scientific nature that forms the basis of the disclosure in this AIF has been reviewed and approved by Paul Geddes, P.Geo, Senior Vice-President of Exploration and Resource Development of the Company, who is a “Qualified Person” as defined by NI 43-101.

All currency amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

●	the performance of the Company’s business and operations;
●	the development, expansion, and assumed future results of operations of the Company’s projects;
●	the intention to grow the business and operations of the Company;
●	the Company’s future joint ventures including the potential Snip Project joint venture;
●	the applicability of certain laws, regulations, and any amendments thereof;
●	requirements for infrastructure;

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●	the ability to access sufficient capital from internal and external sources to carry on operations and the ability to access sufficient capital on favorable terms;
●	anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Company, particularly in relation to (but not limited to) potential receipt or retention of regulatory approvals, permits and licenses and ongoing civil claims;
●	treatment under governmental regulatory regimes;
●	stability and anticipated actions of various governments, including those who consider themselves self-governing;
●	collection of receivables;
●	the estimation of mineral resources;
●	anticipated conclusions of economic assessments of projects;
●	the results of the feasibility study for the Eskay Creek Project, including processing capacity of the mine and anticipated mine life;
●	the accuracy of capital and operating cost estimates for projects;
●	the ability to attract and retain skilled staff;
●	requirements for additional capital;
●	the ability of the Company to generate cash flow from operations;
●	expectations of market prices and costs;
●	income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;
●	the competitive and business strategies of the Company;
●	the success of exploration programs;
●	the realization of mineral reserve estimates;
●	the ability to convert inferred mineral resources to indicated mineral reserves;
●	future production rates;
●	continuation of rights to explore and mine;
●	exploration, development and expansion plans and objectives, including plans to develop open pit mining operations;
●	the ability to expand existing mineral reserves and mineral resources, generally;
●	environmental risks;
●	the future development, costs and outcomes of the Company’s exploration projects;
●	the success of undeveloped mining activities; and

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●	the geological potential of the properties acquired via the QuestEx Transaction.

With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the Technical Report (as defined herein); (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the Technical Report, (xv), assumptions underlying mineral reserve and mineral resource estimates, (xvi) assumptions made in the Technical Report economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, (xvii) ability to develop infrastructure, (xviii) assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, (xix) the likelihood of social unrest; (xx) the likelihood of the failure of counterparties to perform their contractual obligations; (xxi) changes in priorities, plans, strategies and prospects; (xxii) general economic, industry, business and market conditions; (xxiii) disruptions or changes in the credit or securities markets; (xxiv) changes in law, regulation, or application and interpretation of the same; (xxv) the ability to implement business plans and strategies, and to pursue business opportunities; (xxvi) rulings by courts or arbitrators, proceedings and investigations; (xxvii) inflationary pressures; (xxviii) the future impacts of the COVID-19 pandemic, or other future significant new diseases; (xxix) the expected results of acquisitions on our operations; (xxx) the ability of the Company to secure a suitable agreement with a smelter or buyer for its concentrate; and (xxxi) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, but which are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties, and assumptions, readers should not place undue reliance on these forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans, and goals, including future operating results, economic performance, and planned exploration, development and production activities may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance, or results to differ materially from what is projected in the forward-looking statements.

Whether actual performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

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Additional information on these and other factors which could affect the Company’s operations and financial results are discussed in the sections relating to risk factors of our business filed in the Company’s required securities filings with applicable securities commissions or other securities regulatory authorities and which may be accessed through the SEDAR website at www.sedar.com and EDGAR at www.sec.gov.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Company changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia).

The head and registered office of the Company is located at 650 – 1021 West Hastings St, Vancouver, British Columbia, V6E 0C3.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview & Background

Skeena’s principal business activity is the exploration and development of mineral properties in the Golden Triangle area of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Eskay Creek gold mine (“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”).

On July 31, 2017, Skeena acquired the Snip Project from Barrick. The Snip Project consists of the past producing Snip mine, including one mining lease and four mineral tenures totaling approximately 1,932 hectares in the Liard Mining Division. The Snip mine produced approximately 1.1 million ounces of gold from 1991 until 1999 at an average gold grade of 27.5 g/t.

On October 2, 2020, Skeena acquired the Eskay Creek Project from Barrick. The Eskay Creek Project consists of eight mineral leases, two surface leases and several unpatented mining claims, which total 7,096 hectares. In addition, the Eskay Creek Project has excellent infrastructure, including all‐weather road access and proximity to the new 287‐kV Northwest Transmission Line.

On October 16, 2018, Skeena announced that in connection with an investment by Hochschild and there entering into a definition agreement with Hochschild (the “Hochschild Agreement”), it granted Hochschild an option to earn a 60% undivided interest in the Company’s Snip Project (“Hochschild Option”). Hochschild was granted three years to provide notice to Skeena that it wishes to exercise the Hochschild Option. Once exercised, Hochschild shall then have three years (the “Option Period”) to:

●	incur expenditures on the Snip Project that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Hochschild Option by Hochschild;
●	incur no less than $7.5 million in exploration or development expenditures on the Snip Project in each 12-month period of the Option Period; and
●	provide 60% of the financial assurance required by governmental authorities for the Snip Project.

After completing a minimum spend of $22.5 million, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million. On October 14, 2021, Hochschild notified Skeena of its intent to exercise the Hochschild Option, as described in “2021” below.

2020

On May 1, 2020, Skeena reported the closing of the asset purchase agreement between Skeena and Newcrest Red Chris Mining Limited (“Newcrest”) dated February 3, 2020 to sell 100% of the Company’s interest in the GJ Copper-Gold Property (the “GJ Property”) to Newcrest for $7.5 million paid in cash, and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

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On July 6, 2020, Skeena announced that it had signed a binding term sheet with Barrick, setting out the revised terms pursuant to which Skeena would exercise its option to acquire 100% of the Eskay Creek Project. Further, it announced that Barrick had agreed to waive its back-in right on the Eskay Creek Project. Upon completion of the transaction and execution of the definitive agreements associated therewith (the “Eskay Creek Barrick Agreement”), Barrick became a significant shareholder in Skeena. Skeena acquired a 100% ownership interest in the Eskay Creek Project in consideration for:

(i)	the issuance to Barrick of 5,625,000 units of Skeena (“Units”), each Unit being comprised of one Common Share and one half of one non-transferable Warrant. The exercise price of the non-transferable Warrant is $10.80, which is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the Common Shares on July 3, 2020;
(ii)	the grant of a 1% NSR royalty on the entire Eskay Creek land package, where half of such royalty could be repurchased from Barrick prior to October 2, 2022 at a cost of $17.5 million. Note that as of the date of this Annual Information Form, Barrick’s additional 1% royalty on all the claims, through a series of transactions, has become a 0.5% royalty payable to Triple Flag Precious Metals Corp. and a 0.5% royalty payable to Franco-Nevada Corp, as described in “2022” and “Mineral Projects – Eskay Creek Project – Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements” below; and
(iii)	a contingent payment of $15 million, payable if Skeena sells more than a 50% interest in the Eskay Creek Project prior to October 2, 2022.

On August 20, 2020, the Company received final approval to list its Common Shares on the TSX following graduation from the TSXV.

On September 3, 2020, the Company completed an independent NI 43-101 mineral resource estimate and technical report for the Snip Project, which was filed on the Company’s SEDAR profile.

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek Project from Barrick, with Barrick relinquishing its 51% back-in right, as described in “Overview and Background” above.

2021

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the Tahltan Central Government (“TCG”), Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

On April 16, 2021, the Company entered into an investment agreement (the “TCG Investment Agreement”) with the TCG, pursuant to which TCG invested $5 million into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share upon the achievement of key Company and permitting milestones (each a “Milestone” and collectively, the “Milestones”), or over time, as follows:

(iv)	119,785 Rights: earlier of achievement of first Milestone or April 16, 2023;
(v)	119,785 Rights: earlier of achievement of second Milestone or April 16, 2023;
(vi)	79,857 Rights: earlier of achievement of third Milestone or April 16, 2023; and
(vii)	79,858 Rights: earlier of achievement of fourth Milestone or April 16, 2024.

On July 19, 2021, the second and third Milestones (as set forth in the TCG Investment Agreement) were met, and as such, a portion of the Rights were converted to Common Shares. As a result of achieving these Milestones, 199,642 Rights were converted into 199,642 Common Shares. On January 13, 2023, 119,785 Rights were converted into 119,785 Common Shares as a result of the first Milestone being satisfied.

On June 10, 2021, the Company consolidated its issued and outstanding Common Shares on a 4 old for 1 new basis. All Common Share figures and information within this AIF reflect the share consolidation.

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On October 14, 2021, Hochschild notified Skeena of its intention to take over as operator of Snip, and begin spending to earn 60% of Skeena’s interest in the Snip Project, in accordance with the Hochschild Option. In order to earn 60% of Skeena’s interest, Hochschild must incur expenditures of approximately $100 million during the Option Period. In the event that the earn-in is completed, a joint venture will be established between the parties, and Skeena will be entitled to anti-dilution protection of up to $15 million.

On October 27, 2021, the Company received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021 under ticker symbol “SKE”.

On December 23, 2021, Skeena closed a non-brokered private placement whereby Franco-Nevada Corporation (“Franco-Nevada”) purchased 1,471,739 Common Shares. Concurrent with the closing of the offering, Skeena entered into a definitive agreement that granted to Franco-Nevada a right of first refusal over the sale of a 0.5% NSR over the Eskay Creek Project (the “Franco-Nevada Agreement”).

2022

QuestEx was an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects included KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement for $0.65 cash and 0.0367 of a Skeena common share for each QuestEx common share outstanding at closing. Skeena replacement options and warrants were also issued to the holders of QuestEx options and warrants.

Immediately following the QuestEx Transaction, on June 1, 2022, Skeena sold certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets, to an affiliate of Newmont Corporation via an asset purchase agreement for total consideration of $25.6 million.

These transactions added over 74,000 hectares to Skeena’s land holdings. The KSP and Kingpin properties are proximal to Skeena’s Eskay Creek and Snip projects and appear to have the same geological hallmarks that have hosted other large gold systems in the area. Involving Newmont on these transactions has allowed Skeena to acquire these strategically important land packages while minimizing share dilution.

On September 8, 2022, the Company announced the results of a feasibility study (“FS”) for the Eskay Creek Project. See “Mineral Projects – Eskay Creek Project – Technical Report” for more information.

On September 23, 2022, the Company closed a bought deal public offering. The Company issued 5,702,479 Common Shares, including 743,801 Common Shares issued in connection with the exercise in full of the over-allotment option granted to the syndicate of underwriters led by Raymond James Ltd., at a price of $6.05 per Common Share for gross proceeds of approximately $34.5 million.

On September 23, 2022, the Company repurchased the 0.5% NSR royalty held by Barrick on the Eskay Creek Project, at a cost of $17.5 million. This royalty was reduced to a 0.5% NSR royalty as a result of this transaction.

On December 30, 2022, the Company closed a royalty sale with Franco-Nevada pursuant to which the Company granted a 0.5% NSR on the Eskay Creek Project, for a payment of $27 million from Franco-Nevada at closing and contingent cash consideration of $1.5 million.

Recent Developments

On January 11, 2023, the Company announced that its Chief Operating Officer, Shane Williams, had left the Company to pursue other endeavours. Randy Reichert, President & Chief Executive Officer, was appointed to temporarily assume the duties of Chief Operating Officer in addition to his normal role.

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DESCRIPTION OF THE BUSINESS

A. General

Skeena’s principal business activity is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the Eskay Creek Project and the past-producing Snip Project. The Company is in the exploration and development stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The Company is in the process of evaluating these properties through exploration programs. The objective of such programs is to evaluate the potential of the subject property to host economic concentrations of minerals and to determine if additional exploration or development spending is warranted. In such case, an appropriate program to advance the property to the next decision point will be formulated, and depending on available funds, implemented if desirable. If Skeena does not wish to advance the property further, such property may be offered for sale or joint venture. Skeena is currently focused on developing the Eskay Creek Project, an advanced-stage exploration project. The Eskay Creek Project is approximately 83 km northwest of Stewart, British Columbia, and is located in close proximity to excellent infrastructure.

Specialized Skill and Knowledge

The Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of mining, environmental permitting, engineering, geology, drilling, metallurgy, construction, community engagement, Indigenous Nation relations and negotiation, logistical planning, project management and implementation of exploration and development programs as well as legal compliance, finance and accounting. The Company competes with numerous other companies for the recruitment and retention of qualified employees and consultants in such fields. See “Risk Factors – Dependence on Skilled Labour” for more information.

Competitive Conditions

The gold exploration and mineral development business is competitive. The Company competes with numerous other companies and individuals that have resources significantly in excess of those of the Company, in the search for and the acquisition of mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Employees

As of the date of this Annual Information Form, the Company has approximately 55 full-time permanent employees in Canada. In addition, it retains a number of geologists, engineers, employees and other consultants on a temporary contract basis, as required. To continue with the development of its assets, the Company is likely to require additional experienced employees and third-party consultants and contractors. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees will be retained by the Company when necessary. See “Risk Factors – Dependence on Skilled Labour” for more information.

Environmental Protection

The mining industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release or emission of various substances produced in association with certain mining industry operations, in addition to environmental monitoring, reporting, and reclamation.

Social or Environmental Policies

The Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration and governance practices:

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●	foster cooperation and understanding through frequent communication with our neighbours;
●	encourage and support exploration and development activities that limit impacts to Aboriginal rights and title and the environment;
●	communicate our proposed project plans and activities openly, and work to address concerns;
●	hire workers locally and provide training;
●	offer local businesses the opportunity to supply materials and services;
●	align our exploration and development activities with local social, environmental and economic considerations;
●	use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability; and
●	continue to strengthen and improve our diversity, health and safety, environmental and social programs and initiatives.

One of Skeena’s founding principles is to work closely with Indigenous Groups and communities to develop consent for project operations, achieve the responsible development of its projects, and to make a positive difference in the places that the Company operates. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Groups and communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established Communications and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Tahltan Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and the Tahltan Nation.

The Eskay Creek Project has a long‐standing history of providing benefits to the Tahltan Nation. Previous operators maintained agreements with the Tahltan Nation which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan territory since 2016 and has developed a strong working relationship with the Tahltan Nation. Skeena participates in the British Columbia Regional Mining Alliance (“BCRMA”) which is a partnership between First Nations, the British Columbia Government, Association for Mineral Exploration British Columbia and exploration companies operating in the Golden Triangle region of British Columbia. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not currently know about, or that it currently considers immaterial, may also adversely affect the Company’s business. If any of the following risks materialize, the Company’s business may be harmed, and its financial condition and operational results may suffer significantly. Existing and prospective investors should carefully consider the risk factors set out below and consider all other information contained in this Annual Information Form and in the Company’s other public filings before making an investment decision. The information in this section is intended to serve as an overview and should not be considered comprehensive, as the Company may face risks and uncertainties that are not currently known to us, or that we deem to be immaterial, and that are therefore not discussed in this section. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

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Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	ability to obtain project financing on commercially reasonable terms, or at all;
●	ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	accuracy of reserve and resource estimates;
●	accuracy of engineering and changes in scope;
●	accuracy of estimated metallurgical recoveries;
●	accuracy of the estimated capital required to build and operate the project;
●	adverse regulatory developments, including the imposition of new regulations;
●	fluctuation in prevailing prices for gold, silver or other metals which may affect the profitability of the project;
●	community action or other disruptive activities by stakeholders;
●	adequacy and availability of a skilled workforce;
●	difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	availability, supply and cost of power;
●	weather or severe climate impacts;
●	litigation;
●	dependence on third parties for services and utilities;
●	the interpretation of geological data obtained from drill holes and other sampling techniques;
●	government regulations, including regulations relating to prices, taxes and royalties; and
●	a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

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Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

Construction and Start-up of a Mill

In recent years in Canada, it has become increasingly challenging to build a mine. Before having a prospect of profitable operations, the Company’s current business plan involves identifying the sources of sufficient capital to fund the construction and start-up, obtaining a positive construction decision from the Board of Directors, successful construction of a mill and the start of mining and milling operations.

Many permits and authorizations must be obtained in order to successfully execute this plan, and each permit or authorization may not be granted on a timely basis, or may not be granted at all. Obtaining permits may become more onerous as a result of changes to political parties in power at the federal, provincial and local level, including changes within First Nations leadership. Certain non-governmental organizations actively seek to delay the granting of mining permits, or challenge them after they have been granted. In addition, there is an increasing sensitivity to the handling and storage of mine waste tailings. The Company is committed to actively engaging with and consulting relevant First Nations groups, some of whom may not be supportive of mining development in their traditional territory, and who may seek to temporarily delay or permanently prevent the development of the mine. Delays in construction typically cause costs to increase.

The start-up and integration of all of the systems in a mill facility is a complicated undertaking. In addition, models of mineralization may not be accurate. Metallurgy can also vary throughout the ore body causing challenges in extracting and concentrating sufficient metal, especially during the start-up period. Delays in achieving commercial production during the start-up period result in delayed revenues.

Because the Company does not have positive operating cash flow, where revenue delays or cost overruns are significant, the Company may be forced to raise additional capital in order to achieve commercial production. Financial markets typically adjust a company’s valuation downward when a company is forced to raise additional capital during construction in order to achieve commercial production. In extreme cases, the Company may be unable to raise additional capital which may result in equity becoming valueless and the loss of an investor’s entire investment.

Nature of Mineral Exploration

Producing mines consume their resources as they produce. In addition, in order to maximize a project’s net present value, the most valuable ore will be prioritized over the least valuable ore. As a result, production from most mines will typically decline over the life of the mine. The Company’s ability to increase its annual production and generate revenues therefrom will depend significantly upon the Company’s ability to discover or acquire new deposits, to successfully bring new mines into production, and to expand reserves at existing mines. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations nor that they will yield new mineral reserves.

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.

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Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves. Similarly, the economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes, to extract metal from ore, and to develop mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Infrastructure

Development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power and water supplies are important determinants that affect the ability to operate and the costs of operations. The Company’s ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; localized logistical challenges; delivery; successful negotiation of commercial agreements; relevant regulatory regimes and obtaining an agreement to connect the Company’s transmission line to Coast Mountain’s infrastructure, as contemplated in our Technical Report. Unusual or infrequent weather phenomena, sabotage or government, and other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Acquisitions and Integration

From time to time, the Company may pursue opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates that fit its business strategy, negotiate acceptable terms for any such acquisition, identify significant legal, financial or operational risks as part of the due diligence process, obtain approvals from regulatory authorities in the jurisdiction of the business or property to be acquired, and integrate the acquired operations successfully with those of the Company. Any mergers and acquisitions, including the QuestEx Transaction and the Newmont Transaction, will be accompanied by risks. For example, there may be a significant change in commodity prices, applicable laws or other relevant facts after the Company has committed to complete the transaction and established the purchase price or exchange ratio; the conditions to closing a transaction may not be satisfied or the transaction may otherwise be terminated; a material mineralized deposit may prove to contain resources that are below the Company’s expectations; the due diligence process may fail to uncover all legal, financial and operational risks; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and, to the extent that the Company makes an acquisition outside of markets in which it has previously operated, the Company may have difficulty conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration. If the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of an acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

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Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business. In addition, the acquisition of mineral properties may subject the Company to unforeseen legal risks and liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Capital Cost Estimates

Our expected capital and operating costs for the Eskay Creek Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Technical Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Technical Report estimates life of mine project capital costs for the Eskay Creek Project of $911 million, but any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering and processing assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); (vii) macro economic factors including (but not limited to) foreign exchange rates and inflation; and (viii) title claims.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve estimate is a function of the quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions and actual results, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations. The Company’s gold production may fall below estimated levels as a result of mining accidents, such as cave-ins, rock falls, rock bursts, government-mandated shutdowns to prevent the spread of disease or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during mine operations, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mine operations or treatment, or dilution increases.

Inferred Mineral Resources

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is a risk that inferred mineral resources referred to in this Annual Information Form cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Production Estimates

The Company’s Technical Report contains estimates relating to future production and future production costs for the Eskay Creek Project. No assurance can be given that production estimates will be achieved. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure to of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Safety, Health, and Environmental Regulations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations, including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed. The Company could also be held liable for worker exposure to contagious disease or hazardous substances and for accidents causing injury or death.

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There can be no assurances that the Company will comply with all safety, health and environmental regulations at all times, or that steps to achieve compliance would not materially adversely affect the Company’s business. Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulations.

Climate change continues to be a top priority for many countries and jurisdictions around the world and governments and regulators continue to implement and develop new rules and regulations to control carbon gas or “green-house” gas emissions attributable to climate change. As part of their efforts to shift to lower-carbon economies, governments have implemented carbon pricing, a mechanism that harnesses market forces to address climate change by creating financial incentives to lower emissions. Some of these mechanisms include the implementation of taxes on fuel sales, emissions trading schemes, and fossil fuel extraction fees, all of which are expected to play an ongoing role in global efforts to address climate change. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets and, as a result, the financial impact, if any, on the Company’s operations cannot yet be fully understood.

Both Canada and British Columbia have established regulations to control greenhouse gas emissions including carbon taxation. The Government of Canada introduced the Greenhouse Gas Pollution Pricing Act in 2019, which establishes a federal carbon levy for any province or territory without a similar carbon-pricing regime. The federal carbon tax rate was initially set at $20 per tonne of CO2 equivalent (tCO2e) in 2019, increasing $10 per year to $50/tCO2e by 2022. BC’s Carbon Tax Act is considered sufficiently similar to the federal requirements that our BC projects will not be subject to the federal Greenhouse Gas Pollution Pricing Act. On April 1, 2022, BC’s carbon tax rate, under the Carbon Tax Act, rose from $45 to $50/tCO2e.

In 2020, the Government of Canada introduced Bill C-12, the Canadian Net-Zero Emissions Accountability Act and released the A Healthy Environment and a Healthy Economy climate plan to achieve Canada’s climate goals including net zero GHG emissions by 2050. This plan includes a proposal to increase the price of carbon by $15/tCO2e per year from 2023 to $170/tCO2e by 2030. BC has announced its intention to follow, or exceed, these commitments. Both BC and Canada also provide industrial incentive programs to support operations transitioning to a net zero carbon emissions pathway.

Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Environmental and regulatory review can be a long and complex process that may delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Saleable Concentrate

The Eskay Creek operation will produce a precious metal concentrate on site, which will then be shipped out of the province to processing facilities. There is currently no contract in place with any smelter or buyer for the concentrate. Given the complexity of the Eskay Creek concentrate, combined with the historical production of relatively difficult-to-market concentrates from the mine during its previous operational period, there can be no assurance that the Company will be able to secure a suitable agreement with a smelter or buyer for its concentrate. The most likely market for the concentrate is China, which under current geopolitical conditions poses a risk for the Company to successfully market saleable concentrate.

Tailings and Water Management

Tailings and water at existing mine sites require management and long-term planning to meet regulatory requirements and public expectation. Improper management can result in regulatory (site specific permits and statute) violations and subsequent consequences including administrative penalties, mandated management infrastructure (such as treatment or storage facilities), and mandated enhanced personnel capacity. These consequences can have direct impacts in the form of unanticipated expenditures and indirect impacts of lost opportunities resulting from resources being diverted to manage these issues.  Improper management can also have significant impacts on the social license of an enterprise.  A significant failure can result in undermining of public confidence in the organization which can impact its ability to advance development plans and achieve regulatory support for its existing operations.

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Management

The success of the Company is currently largely dependent on the performance of its executive management team. There is no assurance the Company can retain or maintain the services of its management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company, its business, and its prospects.

Ability to Implement Business Strategy

There can be no assurance that Skeena’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth, development and investment in the Eskay Creek Project or the successful exploration and development of exploration projects more generally. The performance of Skeena’s operations could be adversely affected if the Company’s management team cannot implement the stated business strategy effectively.

Key Personnel

Skeena’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Skeena’s business, results of operations and financial condition. In addition, to implement and manage Skeena’s business and operating strategies effectively, the Company must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Skeena is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Common Shares to decline, and could cause difficulty raising capital for continued operations, including exploration and development.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or Indigenous land claims. In addition, title may be affected by unidentified or unknown defects.

The Company has conducted thorough investigations into the title of properties that it has acquired or will be acquiring to achieve a high level of assurance that there are no other claims or agreements that are likely to impact the Company’s title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or to clear the title and could result in the loss of the property, which events may affect the economic viability of the Company.

Indigenous Rights and UNDRIP

The Company operates and conducts exploration on properties which are subject to asserted Aboriginal rights and title. The Company is committed to engaging with rights-holding Indigenous Groups about any potential impact of its activities on such rights so as to avoid or mitigate such impacts, which may result in delays or changes to exploration or mineral development activities.

In addition, the Government of British Columbia has adopted the Declaration on the Rights of Indigenous Peoples Act (2019) (“DRIPA”) to implement the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) in British Columbia. The legislation commits to a systematic review of the province’s laws for alignment with UNDRIP principles, while also encouraging new agreements with Indigenous Groups that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in British Columbia. On June 6, 2022, the Province of British Columbia entered into a consent-based decision-making agreement under section 7 of DRIPA with the TCG with respect to the Eskay Creek Project. The agreement requires that the statutory power of a decision on the Eskay Creek Project under the Environmental Assessment Act (British Columbia) either (a) would be exercised jointly by the Province of British Columbia and TCG; or (b) could only be exercised by the Province of British Columbia if the prior informed consent of the TCG has been obtained. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project. While there remains significant risks to the permitting of the Eskay Creek Project, the agreement provides greater certainty and framework for the environmental assessment of the Eskay Creek Project, and will further strengthen Skeena’s relationship with the Tahltan Nation and the Nation’s support for the Eskay Creek Project.

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Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions at its existing locations in British Columbia. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs. The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments. significant fluctuation in prevailing prices for gold and other metals, which may affect the profitability of projects.

Competition for New Properties

The mining industry is intensely and increasingly competitive in all its phases, and the Company may have to compete with other companies that have greater financial and technical resources. Competition in the metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties. Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.

Pre-Existing Environmental Liabilities

Environmental liabilities exist on the properties in which Skeena currently holds, primarily as a result of activities of previous owners. The Company has estimated and accrued for the costs of remediating these environmental issues, however the costs of remediation may be substantially higher than estimated.

Pre-existing environmental liabilities may exist on the properties in which Skeena currently holds an interest or on properties that may be subsequently acquired by Skeena which are unknown, and which have been caused by previous or existing owners or operators of the properties. In such event, the Company may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, the Company may not be able to claim indemnification or contribution from other parties. In the event Skeena is required to undertake and fund significant remediation work, such event could have a material adverse effect upon the Company and the value of the Common Shares.

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Liquidity and Capital Resources

As at December 31, 2022, the Company had net working capital1 of $29.2 million, compared to net working capital of $28.8 million as at December 31, 2021. The estimated capital cost to develop the Eskay Creek Project is in excess of $591.7 million, see “Capital and Operating Costs”.

The Company does not currently generate income from operations. The Company will need further funding to support the advancement of the Eskay Creek Project towards development and to meet general corporate and working capital requirements. Historically, capital requirements have been funded through equity financing, joint ventures, disposition of mineral properties and investments, and through the use of credit facilities with related parties. While management is confident that additional sources of funding will be secured to fund planned expenditures, factors that could affect the availability of financing include the progress and results of ongoing project evaluation activities at the Company’s Eskay Creek Project, the state of international debt and equity markets, investor perceptions and expectations of the global gold, silver and/or other metals markets, and the ongoing COVID-19 pandemic. If necessary, the Company may explore opportunities to revise the due dates of its liabilities, and/or settle its liabilities through the issuance of common shares and other equity instruments. Based on the amount of funding raised, the Company’s planned initiatives and other work programs may be postponed, or otherwise revised, as necessary.

Dependence on Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. The failure to do so could have a material adverse effect on the financial results of the Company.

Reputational Damage to the Company

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Government Regulations, Permits and Licenses

The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all governmental laws and regulations. There can be no assurance, however, that all permits which the Company may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have a material adverse effect on the Company’s business.

In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects.

1 Working capital, a non-IFRS-measure, is defined as current assets net of current liabilities.

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While the new legislation does not affect Skeena’s current projects, it will apply to new projects which meet certain criteria. Similarly, in 2019, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia, including new rules surrounding project notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect the Company’s ability to obtain or renew permits for operations and projects in an efficient and cost-effective manner or at all.

Regulatory Risks

Successful execution of the Company’s business is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the operation of its business.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs, or give rise to material liabilities, which could have a material adverse effect on the business, financial condition, and operating results of the Company.

Regulatory or Agency Proceedings, Investigations, and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Skeena may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Skeena to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and results of operation.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price or volume will not occur. It may be anticipated that any quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success or challenges of the Company in creating revenues, cash flows or earnings.

Economic Conditions for Mining

The market price for precious metal commodities is historically volatile. During periods of decreased precious metal prices, the mining and minerals sectors in general are affected negatively, and may impact the Company’s market capitalization. Any sudden or rapid destabilization of global economic conditions, including the current conflict between Russia and Ukraine, may impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition may be adversely affected.

Market Risk for Securities

The market price for the Common Shares could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies, and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

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Securities or Industry Research and Reports

The trading market for the Common Shares could be influenced by the research and reports that industry or securities analysts publish about the Company. If one or more of these analysts cease coverage or fail to regularly publish reports, the Company could lose visibility in the financial markets, which in turn could cause the trading price or volume of its Common Shares to decline.

Moreover, if one or more of the analysts downgrade the Company or its Common Shares or if the Company’s operating results do not meet their expectations, the trading price of the Common Shares could decline.

Litigation

The Company is party to, and may become party to litigation from time to time in the ordinary course of business which could adversely affect its business, including any future appeals made by the Company in relation to the Albino Lake Storage Facility. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if Skeena is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Potential Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in the industries in which the Company operates, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws and the internal policies and procedures of the Company.

Legal and Accounting Requirements

As a publicly-listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies including the rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately-held and larger public competitors.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting, as further explained in its audited financial statements. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Risks Related to Dilution

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company’s outstanding Options may also reduce the market price of the Common Shares. Additional Common Shares and Options may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets.

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The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and project construction, developing, manufacturing and marketing experience than the Company. Increased competition by larger and better resourced competitors could materially and adversely affect the business, financial condition, and results of operations of the Company.

Fraudulent or Illegal Activity by Employees, Contractors, and Consultants

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial fraud and abuse laws and regulations; (iv) environmental or health and safety laws, regulations or standards; or (v) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Skeena, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Skeena’s business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Information Technology Systems and Cyber Attacks

The Company’s operations will depend, in part, on how well it and its suppliers and service providers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations will also depend on the timely maintenance, upgrades, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Political and Economic Instability

The Company may be affected by future political or economic instability. The risks include, but are not limited to, the current conflict between Russia and Ukraine, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, and expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use, among other potential factors. The effect of any these factors cannot be accurately predicted.

Financing Risk

The Company’s plans to advance its mineral properties towards and into development depend on securing the necessary funds to do so. There is no certainty that the Company will continue to be able to raise the necessary funds through the issuance of securities from treasury, sale of mineral properties, or acquiring funds through a private-lending mechanism.

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Tax

No assurance can be given that the Company’s tax positions will not be successfully challenged by tax authorities, new taxation rules will not be enacted, existing rules (including the flow-through share tax incentive program and the British Columbia Mineral Exploration Tax Credit program) will not be changed, or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or liability, or which could otherwise have a material adverse effect on the Company’s results from operations and financial condition.

New Diseases and Epidemics

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material.

Efforts to slow the spread of COVID-19 could severely impact the operation and development of the Company’s projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the operation or development of one or more of the Company’s properties is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and stock price.

While governmental agencies and private sector participants have taken and are taking measures to mitigate the adverse effects of COVID-19, the inability to-date to contain the spread of COVID-19 globally, or prevent variants of the virus from spreading, could continue to adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of the Company’s stock price. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Natural Disasters, Terrorist Acts, Civil Unrest, and Other Disruptions

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, including the current conflict between Russia and Ukraine, the impacted country, province, or region may not efficiently and quickly recover from such event, which could have a material adverse effect on the Company, its customers, and/or either of their businesses or operations. Terrorist attacks, public health crises, domestic and global trade disruptions, infrastructure disruptions, civil disobedience or unrest, natural disasters, national emergencies, acts of war, technological attacks and related events can result in volatility and disruption to local and global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company, its customers, and/or either of their businesses or operations, which may have a material adverse effect on the Skeena’s reputation, business, financial conditions or operating results.

MINERAL PROJECTS

Eskay Creek Project

Technical Report

Please see the Company’s Technical Report in accordance with NI 43-101 dated September 19, 2022, in respect of the Eskay Creek Revitalization Project, as prepared by: Mr. Kevin Murray, Mr. Mohammad Ali Hooshiar Fard and Mr. Peter Mehrfert (Ausenco Engineering); Mr. Gerry Papini, and Mr. Davood Hasanloo (Ausenco Sustainability); Ms. Sheila Ulansky (SRK); Mr. Rolf Schmitt (ERM); Mr. Willie Hamilton (AGP); Mr. Ian Stilwell and Ms. Catherine Schmid (BGC); and Mr. Paul Geddes (Skeena). The report is available under the Company’s profile on SEDAR (www.sedar.com). Further financial information relating to the Eskay Creek Project can be found in Skeena’s MD&A for the year ended December 31, 2022 which is available under the Company’s profile on SEDAR (www.sedar.com).

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Property Description, Location and Access

The Eskay Creek Project is located in the Golden Triangle region of British Columbia, Canada, 83 km northwest of Stewart. Support services for mining and other resource sector industries in the region are provided primarily by the communities of Smithers (pop. 5,400) and Terrace (pop. 11,500). Both communities are accessible by commercial airlines with daily flights to and from Vancouver.

Access to the Project is via Highway 37 (Stewart Cassiar Highway). The Eskay Mine Road is an all-season gravel road that connects to Highway 37 approximately 135 km north of Meziadin Junction. The Eskay Mine Road is a 54.5 km private industrial road that is operated by Coast Mountain Hydro Corp. (0 km to 43.5 km) and Skeena (43.5 km to 54.5 km). There are two nearby gravel air strips: Bronson Strip which is approximately 40 km west of the mine site and Bob Quinn, approximately 37 km northeast of the Project.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

On December 18, 2017, Skeena and Barrick entered into an option agreement on the Eskay Creek Project. This agreement affects all mineral claims and mineral leases that comprise the Eskay Creek Project, except for the single mineral claim registered to Skeena. On October 5, 2020, Skeena and Barrick agreed to amend the terms of the original option agreement on the Eskay Creek Project. Skeena acquired 100% ownership of Eskay Creek in October 2020 in consideration for:

●	The issuance to Barrick of 22.5 million units, consisting of one common share of Skeena and a non-transferable half warrant;
●	The grant of a 1% NSR royalty on the entire Eskay Creek land package (the “Barrick NSR Royalty”). Half of the Barrick NSR Royalty may be purchased from Barrick during the 24-month period after closing, at a cost of C$17.5 million[2]; and
●	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of C$15 million.

The Eskay Creek Project covers 5,798.86 ha, consisting of 49 mineral claims (3,968.58 ha), and eight mineral leases (1,830.26 ha) 3. Where on-ground work commitments have not been met, Skeena has made cash-in-lieu payments as stipulated under BC regulations. All statutory annual reporting obligations have been met.

Royalties are payable on a number of the claims including a 1% NSR payable to Euro-Nevada Mining Corporation Limited (now Franco-Nevada Corp.); a 2% NSR payable to ARC Resource Group Ltd. (option agreement dated 4 November 1988 between ARC Resource Group Ltd. and Canarc Resources Corp.), a 2% NSR payable to ARC Resource Group Ltd. (royalty deed dated 1 August 1990 between Adrian Resources Ltd. and ARC Resource Group Ltd.), a 1% NSR payable to David A. Javorsky, a 2% NSR payable to Eagle Plains Resources and a 2% NSR payable to Joseph Vandervoort. There is also a 1% royalty payable to Barrick on all the claims, which is in addition to the existing royalties.4

Skeena holds an interest in two surface leases and the Eskay Creek road access. Skeena will need to acquire surface rights in support of any future mining operations. A permit amendment will be required for one of the surface licences to extend the boundary to include the surface area associated with the south end of Tom MacKay Storage Facility. Two water rights are currently held. Skeena anticipates needing to apply for additional water licences under the British Columbia Water Sustainability Act for the proposed Eskay Creek Project.

Skeena’s current environmental liabilities are related to activities undertaken by Skeena, and activities arising from permitting. The key liabilities would be remediation of drill pads and drill access roads. Skeena has posted an environmental bond with the relevant BC authorities in relation to the work programs that have been conducted.

2 Note that on September 23, 2022, Skeena purchased the Barrick NSR Royalty for cash consideration of $17.5 million, then subsequently, on December 30, 2022, sold it to Franco-Nevada Corp. for cash consideration of $27 million and contingent cash consideration of $1.5 million.

3 Note that as of the date of this Annual Information Form, The Eskay Creek Project covers 7,096.55 ha, consisting of 50 mineral claims (5,266.29 ha), and 8 mineral leases (1,830.26 ha).

4 Note that as of the date of this Annual Information Form, Barrick’s additional 1% royalty on all the claims, through a series of transactions, has become a 0.5% royalty payable to Triple Flag Precious Metals Corp. and a 0.5% royalty payable to Franco-Nevada Corp.

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Risks

The provincial and federal regulatory processes under recent legislative changes may influence overall timelines to amend the existing permits, address Indigenous consent and collaboration needs, and obtain new permits for the Eskay Creek Project, including the environmental assessment certificate as well as construction and operating permits. Additional work is underway to support permit amendments and new permit applications, including environmental baseline data collection, mine plan details, and environmental assessment and consultations.

The current permits for the Eskay Creek mine do not consider operations at the scale contemplated in the 2021 pre-feasibility study or for the feasibility study scale open pit project. Additional work will be required to support permit updates and amendment applications, which will include environmental baseline data collection, environmental assessment and proposed mine plan and reclamation and closure plan.

The Eskay Creek Project is within the territories of Indigenous groups and access routes pass through lands subject to the Nisga’a Final Agreement treaty. Agreements with such groups that may be affected by the envisaged project remain to be negotiated. If such agreements include royalty or similar payments, this could result in changes to the assumptions made in the economic analysis. Skeena actively engages with communities of interest and Indigenous peoples to understand potential Eskay Creek Project effects and plan mitigative approaches collaboratively.

History

The Eskay Creek Project area has a long exploration history, dating back to initial prospecting activities in 1932. Companies with Eskay Creek Project interests prior to Skeena’s involvement include Premier Gold Mining Co. Ltd., MacKay Gold Mines Ltd., Canadian Exploration Ltd., American Standard Mines Ltd., Pioneer Gold Mines of B.C. Ltd., New York-Alaska Gold Dredging Corp., Western Resources Ltd., Stikine Silver Ltd., Canex Aerial Exploration Ltd., Mount Washington Copper Co., Newmont Mining Corp., Kalco Valley Mines Ltd., Texas gulf Canada Ltd., May-Ralph Resources Ltd., Ryan Exploration Ltd. (“U.S. Borax”), Kerrisdale Resources Ltd., Consolidated Stikine Silver Ltd., International Corona Corp., Homestake Canada Inc., and Barrick. Work conducted during this period included prospecting, geological mapping and reconnaissance, rock, stream, sediment, and soil geochemical sampling, trenching, surface geophysical surveys (electromagnetic (“EM”), very low frequency (“VLF”), ground magnetic/VLF-EM, induced polarization, seismic refraction, University of Toronto electro-magnetic system), borehole geophysics (frequency domain EM) core drilling, exploration adit and underground development, petrography, and mining studies.

Underground mining operations were conducted from 1994 to 2008. From 1994–1997, ore was direct shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Skeena has completed core drilling, an airborne light detection and ranging (“LiDAR”) and photo acquisition survey, mineral resource estimation, metallurgical testwork, environmental testwork and supporting studies, and preliminary and prefeasibility technical studies.

Geological Setting and Mineralization

The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal volcanogenic massive sulphide (“VMS”) deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold– silver deposit.

The Eskay Creek Project is located along the western margin of the Stikine Terrane, within the Intermontane Tectonic Belt of the Northern Cordillera. It is hosted within the Jurassic rocks of the Stikinia Assemblage at the stratigraphic transition from volcanic rocks of the uppermost Hazelton Group to the marine sediments of the Bowser Lake Group.

The Eskay Creek Project area is underlain by volcanic and sedimentary rocks of the regionally extensive Lower to Middle Jurassic Hazelton Group. The Hazelton Group can be further subdivided into the Jack, Betty Creek, Spatsizi, Iskut River, Mt. Dilworth and Quock Formations (arranged from oldest to youngest). The stratigraphy in the immediate area of the property consists of an upright succession of andesite, marine sediments, intermediate to felsic volcaniclastic rocks, rhyolite, contact mudstone (host to the main Eskay Creek deposits), and basaltic/andesitic sills and flows. This sequence is overlain by mudstones and conglomerates of the Bowser Lake Group. These rocks are folded into a gently, northeast-plunging fold, the Eskay anticline, and are cut by north-, northwest- and northeast-trending fault structures.

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Regional metamorphic grade in the area is lower greenschist facies. Alteration in the footwall volcanic units is characterized by a combination of pervasive quartz–sericite–pyrite, potassium feldspar, chlorite and silica. Intense alteration zones are locally associated with sulphide veins that contain pyrite, sphalerite, galena, and chalcopyrite. An intense, tabular-shaped blanket of chlorite–sericite alteration, up to 20 m thick, occurs in the Eskay rhyolite member, immediately below the contact with the main stratiform sulphide mineralization.

Several styles of stratiform and discordant mineralization are present at the Eskay Creek Project, defined over an area approximately 1,400 m long and as much as 300 m wide. Distinct zones have been defined by variations in location, mineralogy, texture, and precious metal grades.

Stratiform-style mineralization is hosted in black carbonaceous mudstone and sericitic tuffaceous mudstone of the contact mudstone (Mount Madge Sedimentary unit), located between the footwall Eskay Rhyolite member and the hanging wall Willow Ridge mafic unit. The stratiform hosted zones include the 21A zone (characterized by arsenic–antimony–mercury sulphides), the 21C zone, 21B zone, the 21Be zone, the 21E zone and the north extension (“NEX”) zone. Stratigraphically above the contact mudstone, and usually above the first basaltic sill, the mudstones also host a localized body of base metal-rich, relatively precious metal-poor, massive sulphides referred to as the “Hanging Wall” or “HW zone”. The lower mudstone (Datum mudstone) and even lower mudstone (Spatsizi formation) are located stratigraphically below the footwall Eskay rhyolite member and dacite respectively. These mudstones are part of the lower package (“LP”) Zones.

Stockwork and discordant-style mineralization at Eskay Creek is hosted in the rhyolite footwall within the PMP zone, the 109 zone, the 21A zone, the 21B zone, the 21C zone, the 21Be zone, the 21E zone, the NEX zone, the water tower (“WT”) zone and 22 zone. The PMP zone is characterized by pyrite, sphalerite, galena, and chalcopyrite-rich veins and veinlets hosted in strongly sericitized and chloritized rhyolite. The 109 zone consists of gold-rich quartz veins with sphalerite, galena, pyrite, and chalcopyrite associated with abundant carbonaceous material hosted predominantly in siliceous rhyolite. The 21A, 21B, 21Be, 21C, NEX, WT and 21E Zones consist of very fine-grained cryptic pyrite with rare sphalerite and galena in sericitized rhyolite. The 22 zone consists of cross-cutting arsenopyrite, stibnite and tetrahedrite veins hosted in massive to pyroclastic facies rhyolite.

There is significant remaining exploration potential in the Eskay Creek deposit and environs. Exploration targets include syn-volcanic feeder structures at depth and along strike; mineralization hosted within the largely unexplored lower mudstone horizon; and the in the vicinity of the 23 zone, which remains open along strike and at depth. Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate near surface, rhyolite-hosted feeder mineralization.

Deposit Types

The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal VMS deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold– silver deposit.

Features that would classify the Eskay Creek deposit as a VMS deposit include:

•	It formed on the seafloor in an active volcanic environment with a rhyolite footwall and basalt hanging wall.
•	There is a chlorite–sericite alteration in the footwall, and sulphide formation within a mudstone unit at the seafloor interface.
•

Unlike many VMS deposits, Eskay Creek has high concentrations of gold and silver, and an associated suite of antimony, mercury and arsenic. These mineralization features, along with the high incidence of clastic sulphides and sulfosalts, are more typical of an epithermal environment with low formation temperatures.

Features that would classify Eskay Creek as a subaqueous hot spring gold–silver deposit include:

•	broad hydrothermal systems marked by widespread sericite–pyrite alteration;
•	evidence of a volcanic crater or caldera setting; and
•	accumulations of felsic volcanic strata.

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Exploration Programs

A summary of the exploration programs completed by Skeena from 2018 to 2021 are as follows:

2018 – Grids and Surveys

McElhanney Consulting Services Ltd. of Vancouver, B.C flew an airborne LiDAR and photo acquisition survey in December 2018. The resulting topography map was compiled to 0.1 m accuracy.

LiDAR and photo acquisition were collected simultaneously with equipment co-mounted on the sampling aircraft. Sixty flight lines comprising 539-line kilometres were completed, covering the 100 km2 survey area.

2019 – Mapping and Grab Sampling Program

In mid-October 2019, geological mapping and grab samples were collected by Skeena geology staff in the Tom MacKay area, located approximately 2.2 km south of the 22 zone. Historical drill holes in the adit area contained anomalous gold values primarily within felsite which generally lies subvertical, dipping towards the east. The purpose of the program was to determine the relationship of the felsite dykes to the Eskay Rhyolite and collect rocks for whole rock geochemistry analysis.

In August 2019, geological mapping and grab sampling was carried out on the Tip Top and Eskay porphyry targets, located 700 m east of the 21 zone deposits. The Eskay Porphyry is a monzodiorite exposed in the core of the Eskay anticline, intruding into the footwall andesite. The Tip Top prospect is located along the same structural trend towards the southwest.

2020 – Geophysics

During, late summer 2020, Dias Geophysical Limited carried out a 3D direct-current resistivity and induced polarization survey on the Eskay Creek Project over the axis of the Eskay Creek anticline from the Bowser Basin south to the Tom MacKay Zones using the DIAS32 system in the UTM zone 9N WGS84.

Dias Airborne Limited of Saskatoon, SK, flew an airborne magnetic gradiometry survey over 5 days in 2020 using the QMAG full tensor magnetic gradiometer system. Forty-meter line spacing for a total of approximately 1060 line kilometres were completed, which included 965 km of survey lines and 95 km of tie lines.

2021 – Eskay Rift-Basin Reconstruction and Targeting Project

From April 19 through May 3, 2021, relogging of diamond drill core was undertaken to establish an informal stratigraphy for strata that host the Eskay deposits. Relogging of drill core and resulting graphic logs were completed for 26 representative drill holes totalling approximately 7,439 m. Eighty-nine samples were collected for whole rock analysis to characterize lithofacies and alteration types.

2021 – Geochemical Soil Sampling Program

Inherited soils data collected by previous operators demonstrated strong correlations between Au-Ag mineralization exposed at surface and B-Horizon Au soil anomalies. Unfortunately, the historical soils coverage was discontinuous across the property, particularly along the eastern limb of the Eskay anticline. In addition, the data collected by previous operators is poorly documented, generally lacks any quality assurance/quality control checks and is therefore of uncertain quality.

During the summer of 2021, Skeena collected 4,367 soil samples. The soil sampling program covered the majority of the lease boundaries, apart from areas defined as Bowser Basin geological units. The sampling entailed 116 line kilometres and was completed on a systemic 25-m x 100-m grid. Given the surficial footprint criteria for a near surface bulk tonnage target, these soil grid parameters permitted adequate coverage to detect an economic target.

2021 – Regional Mapping and Grab Sampling

From June through August 2021, Skeena collected 2,296 rock samples throughout the property, apart from areas defined as the Bowser Basin geological unit, to assist in the characterization of the lithofacies and alteration types.

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In addition, geological field mapping and prospecting activities were completed over the entirety of the property with additional focus on geochemical anomalies reported in historical soil grids, grab rock samples and diamond drilling. The samples were collected to ensure coverage at outcrops that had no previous data recorded nearby. The most mineralized or altered parts of the outcrops were sampled.

Exploration Potential

There is remaining exploration potential in the Eskay Creek deposit. Several areas have been selected for drill targeting based on the geochemical soil sampling and grab rock sampling campaigns along the Eskay Trend.

Skeena considers that well-defined, mineralized syn-volcanic feeder structures that propagate through the volcanic pile have not been sufficiently explored at depth and along strike. Examples of this well-documented mineralization style include the 22 Zone, Water Tower Zone, 21A Zone, 23 Zone, 21C Zone and in the mudstones of the HW Zone where these feeders propagate.

In addition, the underexplored Lower Mudstone is situated ~100 m stratigraphically below the more well-known Contact Mudstone and represents a horizon with potential to host similar exhalative style mineralization. Exploratory target ranking will be influenced by areas where known synvolcanic feeder structures intersect this unit, as these locales will offer the highest potential for development of additional exhalative style mineralization.

Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate additional near surface, rhyolite- and/or dacite hosted feeder mineralization.

Skeena Drilling Program

Surface drilling has been carried out by multiple operators, with the first drilling on the property by Unuk Gold in 1934.

Since 2018 to the end of 2021 Skeena has drilled 913 surface drill holes totalling 128,362.89 m. Table 1-1 summarizes the surface drilling Skeena has completed on the Eskay Creek Project from 2018 to 2021.

Table 1-1: Drill Summary Table of Drilling Undertaken by Skeena

Sampling, Analysis and Data Verification

Skeena used the ALS sample preparation facility in Kamloops, which is independent and accredited. Analysis was completed at the ALS facility in Vancouver (“ALS Vancouver”), which holds ISO17025 accreditation for selected analytical methods. Both laboratories are independent of Skeena. SGS Canada, located in Burnaby, BC (“SGS”), was used to independently test pulp duplicates and a select number of standards. SGS holds ISO 17025 accreditations for selected analytical techniques. SGS is independent of Skeena.

The Eskay Creek mine initiated quality assurance and quality control (“QA/QC”) measures into their sample stream in 1997. With progressive years the QA/QC protocol became more comprehensive and detailed. Skeena implemented a formal QA/QC program from the inception of their 2018 Phase 1 drilling program, consisting of blanks, duplicates and standard reference materials (“SRMs”). SRMs and blanks were monitored when batches of assay data were first received. If analyses were outside of the acceptable ranges after checking for data entry errors, then repeat assay were requested.

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The laboratory was instructed to retrieve five pulp samples before and after the QC failure. Prep and pulp duplicate data were also monitored, with Skeena reporting any concerns to the laboratory manager.

Skeena implemented formal QA/QC programs for all phases of drilling between 2018 and September 2021. In total, five drilling phases were completed, including 2018, 2019, 2020 Phase 1, 2020/2021 Phase 2, and 2021 Phase 3. For the purposes of reporting, QA/QC is discussed by year and in some cases, drilling phases overlap years. The close-out date of the latest database is September 10, 2021, and QA/QC validations are only relevant up to and including the 2021 Phase 3 drilling program.

The QA/QC programs contained the following types of quality control samples: sample blanks, certified reference materials (“CRMs”), and check assays. In addition to the Skeena-introduced quality control samples, ALS Vancouver inserted their own independent check samples.

The blank material used was a marble garden rock obtained from Canadian Tire in Smithers, BC. Approximately 1 kg of this material was used for each blank sample. Three blanks were inserted for every 100 samples, typically at the “20”, “60”, and “00” numbers in the sample tag sequence. Assays for blanks should be less than 10 times the detection limit of the analytical method for gold.

CRMs were inserted for every 100 samples, typically at the “10”, “30”, “50”, “70”, and “90” numbers in the sample tag sequence. CRMs were usually inserted in rotation, except where high-grade intervals above approximately 20 g/t Au were encountered; here high-grade CRMs (“CDN-GS-25”) were inserted.

CRMs and blanks were monitored when batches of assay data were first received. CRM or blank control charts were routinely updated for the following elements: gold, silver, copper, lead, and zinc; other elements were analysed on an as needed basis. Table 11-1 depicts the 10 CRMs used and their expected values and standard deviation for gold and silver.

Table 11-1: List of Certified Reference Materials (Au and Ag recommended values)

Mineral Processing and Metallurgical Testing

Previous Programs

As part of the Eskay Creek Project’s 2019 preliminary economic assessment and 2021 pre-feasibility study (the “PFS”), testwork programs were completed by Blue Coast Research in Parksville, British Columbia and Base Metallurgical Laboratories Ltd. in Kamloops, British Columbia respectively. The outcome of this work was a modified circuit design, incorporating two stages of milling and flotation – or an MF2 flowsheet. This avoided overgrinding softer minerals present at different levels in the Eskay Creek samples as well as isolating a slimes fraction to a separate flotation circuit.

The 2019 program was completed on a limited number of samples from 21A, 21C and 22 ore zones while the 2021 program included a wider range of samples for variability testing and from a greater number of ore zones.

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Testwork into cyanide leaching, gravity recovery and concentrate hydrometallurgical retreatment resulted in these options being excluded from the final flowsheet, which generates a saleable precious metal concentrate from both coarse and fine flotation circuits.

Work was also completed to estimate regrind mill power requirements and dewatering of tailings and final concentrate.

Feasibility Study Program

The FS program was completed by Base Metallurgical Laboratories Ltd. over the period June 2021 to August 2022, focusing on FS flowsheet conditions. A bulk sample was processed through a pilot plant to generate sufficient sample mass for regrind mill evaluation and additional thickener and filter testing. A larger variability sample program was tested to generate results for recovery modelling. Two main lithologies: Rhyolite and Hanging Wall/Mudstone were modelled separately due to their different response.

Additional comminution testing was conducted on both Rhyolite and Mudstone samples as well as regrind mill specific energy testing (both “HIGmill” and “IsaMill”) was done on samples of rougher concentrate and deslimed rougher tailings. Dewatering tests on the final concentrate identified the need to supplement drying after pressure filtration for some of the samples, in order to reach transportable moisture limit levels of water content.

The variability testing provided insight into methods to mitigate cleaner circuit losses, particularly on Hanging Wall/Mudstone samples. Repeat cleaner tests were conducted on several samples from the variability testing to demonstrate improved metallurgical performance when grind size targets and collector addition rates were tightly controlled. After this improved repeat testing, locked cycle tests were conducted on several samples including a year 1-5 composite to confirm closed circuit performance for recovery modelling and equipment sizing.

For mine planning purposes, a series of recovery models were developed from the 2022 FS variability results, for each major rock type. The recovery equations developed are acceptable for use in the MRMR estimates and mine plan used in financial modelling. Within each rock type, concentrate quality could be reliably estimated from feed grades and was found to vary based on gold and sulphide mineral contents, as well as lithology. The recovery models developed were based on performance at different cleaner circuit operating points for each mining period in order to maximize NSR.

With higher-grade material processed in the first three years, although arsenic, antimony, and mercury levels are expected to be elevated in the final concentrate, the concentrate saleability is not impacted. Grades of gold in concentrate are expected to be 60 g/t in Year 1 and decrease to 18 g/t in Years 8 and 9. Overall gold recovery for the first nine years is 84% to a 37g/t Au concentrate. Silver recoveries average 88% over the mine life, with concentrate grades of 1,024 g/t Ag. Sulphur levels in final concentrates are expected to be between 18% and 26% at selected cleaner operating points.

Mineral Resources Estimates

The mineral resource estimate is primarily based upon legacy drilling completed by the previous operator; however, additional holes drilled by Skeena since 2018 have been included. The database used in estimation contains 7,583 historical holes and 826 completed surface holes drilled by Skeena from 2018 to August 2021. The close out for the database was September 10, 2021, once all assays were received for the last hole from Phase 3.

During 2020, the litho-structural model was updated to include six additional lithological units that were previously merged within the nearest stratigraphic package, namely, (1) the mudstone in the overlying hanging wall andesite (hanging wall mudstone), (2) two footwall sediment units (lower mudstone and even lower mudstone), (3) extrusive units below the rhyolite (dacite and footwall andesite) and (4) the Bowser Group sediments. The structural model that was created in 2018 was also used. In total, 91 solids were created for the 2022 estimate including 90 mineralization solids and one solid used to restrict the influence of high-grade, mined-out material. The mineralization domains were designed by lithology type, structural trends, and gold equivalent (“AuEq”) assay intervals with a nominal cut-off of 0.5 g/t AuEq or greater (where AuEq = Au + Ag/74). Occasionally, lower-grade intersections were included to maintain continuity.

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Three modelling methods were used:

●	Radial basis function indicator interpolants for the contact mudstones. The RBF is an estimator that models known data positions and can provide an estimate for any unknown points. Drill holes were composited to 1 m, with left over samples at the end of the holes appended to the previous sample. A 50% probability was applied, and a structural trend was used as the search orientation.
●	Interval selection for all other lithologies. A nominal cut-off grade of 0.5 g/t AuEq was used to select assays intervals directly from the assay database. Domains were created using either the vein or intrusion tool.
●	Manual wireframing created in Vulcan. Two small solids in the WT zone were manually wireframed in Vulcan software.

Two block models were created:

●	An open pit model using 10 x 10 x 5 m parent block sizes, with sub-block sizes of 5 x 5 x 2.5 m; and an underground model using 3 x 3 x 2 m parent block sizes, with 1 x 1 x 1 m sub-block sizes.
●	Assays were composited from assays honouring the relevant mineralization domain boundaries to 2.5 m lengths for the open pit model, and 1 m lengths for the underground model.

Grades within each domain were capped within hard-domain boundaries. Capping values were selected on a zone-by-zone basis using the results from log probability plots, histograms, CV values, degradation plots, and percent metal loss analyses. Gold capping values ranged from 4.5–600 g/t Au and silver capping values ranged from no capping applied to 25,000 g/t Ag.

The density used for tonnage calculation for the 2022 estimate is a combination of lithology type and zone, with the mean SG value selected from each ore zone, or, if outside of the ore Zones, then average SG values within lithology type.

Variograms were used to assess for grade continuity, spatial variability in the estimation domains, sample search distances, and kriging parameters.

For the open pit model, grades were estimated into all 12 mineralization domains. Five estimation domains below the bottom of the optimized resource pit were reported as resources potentially amenable to underground mining methods (22, HW, NEX, WT and the LP). Each of the models were optimized based on the defining mining scenario.

Ordinary kriging (“OK”) was used to estimate gold and silver in all domains within the open pit model, except for the small faults of the 21C zone, the even lower mudstone and footwall andesite where inverse distance to the second power was used (“ID2”). Gold and silver grades within the mineralization domains were estimated in three successive passes with increasing search radii based on variogram ranges. A fourth validation pass was used for validation purposes only. A hard boundary was applied within a 1 m restriction domain to limit the spread of high-grade values from mined-out intervals into the remaining resources area. Validation included visual inspection in plan and sectional views, comparison of OK estimates with ID2 and nearest-neighbour (“NN”) methods, and swath plots. No major biases were noted. A 0.2 m geotechnical solid around the underground workings was used as the depletion zone for reporting remaining resources.

OK was used to estimate gold and silver within the underground model except for the Even Lower Mudstone and Footwall Andesite. Gold and silver grades within the mineralization domains were estimated in three successive passes with increasing search radii based on variogram ranges. A 1 m geotechnical solid around the underground workings was used as the depletion zone for reporting remaining resources. Validation included visual inspection in plan and sectional views, comparison of OK estimates with ID2 and NN methods, and swath plots. No major biases were noted.

For mineralization in domains exhibiting good geological continuity using adequate drill hole spacing in the open pit model, SRK considers that blocks estimated during the first estimation pass using a minimum of four holes, an average distance of less than 15 m and a kriging variance (“KV”) of less than 0.3, to be classified as the measured category. KV provides a relative measure of accuracy of the local kriged estimate with respect to data coverage. Mineralization in domains exhibiting good geological continuity estimated during Pass 2, using a search distance of the variogram, with a minimum of three drill holes were classified as indicated.

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For measured and indicated blocks, the level of confidence is adequate for evaluating the economic viability of the deposit, as well as suitable for assessing technical and economic parameters to support mine planning. Blocks estimated during Pass 3, using search distances of 2.5 times the variogram range, and a KV of <0.8 were classified in the inferred category. For the LP domain, an average distance of 100 m was used as an additional constraint for the inferred resources. For those blocks, the level of confidence is inadequate for evaluating the economic viability of the deposit, as well as unsuitable for assessing technical and economic parameters to support mine planning.

The epithermal suite of elements (antimony, mercury, and arsenic), base metals (lead, copper, and zinc) and metallurgical elements (iron and sulphur) were estimated into the open pit block model to provide results for the metallurgical study. A high degree of variability of the epithermal elements exists between the different zones and rock types, and elevated concentrations occur in localized zones/pods. The contact mudstone lithology within the 21A and 21B Zones have elevated levels of arsenic, mercury, and antimony. The 21A zone is geologically and geochemically equivalent to the 21B zone, an area that accounted for the bulk of mineralization historically mined at Eskay Creek. Smelter penalties for the elevated concentrations of arsenic, mercury, and antimony in the 21B zone were often prevented via blending with material from other zones while maintaining a profitable head grade.

To determine the quantities of material offering “reasonable prospects for eventual economic extraction” by open pit methods, SRK used a pit optimizer and reasonable mining assumptions to evaluate the proportion of the block model (measured, indicated, and inferred blocks) that could be “reasonably expected” to be mined from the open pit. The optimization parameters were selected based on experience, and benchmarking against similar projects. The block model quantities and grade estimates were also reviewed to determine the portions of the Eskay Creek Project having “reasonable prospects for eventual economic extraction” using a long-hole underground mining scenario.

The cut-off grade for the open pit model was determined to be 0.66 g/t AuEq; however, a pit constrained cut-off of 0.7 g/t AuEq was selected for the estimate reporting. The long-hole mining and drift-and-fill underground mining method cut-off grades were calculated to be 2.4 g/t AuEq and 2.8 g/t AuEq, respectively. In the underground scenario, the steeply dipping WT zone was determined to be potentially amenable to the long-hole mining method, while the NEX, HW, 22 and LP Zones were more potentially amenable to the drift-and-fill mining method.

Mineral Resource Statement

The mineral resources considered potentially amenable to underground mining are reported exclusive of the estimated mineral resources potentially amenable to open pit mining. Mineralization was depleted in the open pit model by removing all material within all historical workings, where the historical workings shells had been expanded by an additional 0.2 m in all directions. Mineralization within the underground model was depleted by removing all material within all historical workings, where the historical working shells has been expanded by an additional 1.0 m in all directions.

Mineral resources are reported using the 2014 Canadian Institute of Mining (CIM) Definition Standards in Table 1-1 and Table 1-2. Ms. S. Ulansky, Senior Resource Geologist, P. Geo (EGBC#36085), an employee of SRK. (Canada) Inc. is the qualified person for the estimates. Mineral resources are reported inclusive of mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1-1: Open Pit Constrained Mineral Resource Statement Reported at 0.7 g/t AuEq Cut-Off Grade by Domain

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Table 1-2: Underground Mineral Resource Statement Reported at a 2.4 g/t AuEq Cut-Off Grade for Long-Hole Mining and 2.8 g/t AuEq Cut-Off Grade for Drift-and Fill-Mining

Notes to accompany the mineral resource estimate statement:

●	Mineral resources are reported inclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
●	The qualified person for the estimate is Ms. S Ulansky, PGeo of SRK Consulting (Canada) who reviewed and validated the mineral resource estimate.
●	The effective date of the mineral resource estimate is January 18, 2022.
●	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding.
●	Open pit-constrained mineral resources are reported in relation to a conceptual pit shell.
●	Reported underground resources are exclusive of the resources reported within the conceptual pit shell and reported using stope optimized shapes based on long-hole and drift-and-fill mining methods.
●	Block tonnage was estimated from average specific gravity measurements using lithology and zone groupings.
●	All composites were capped where appropriate.
●	Mineral resources potentially amenable to open pit mining methods are reported at a cut-off grade of 0.7 g/t AuEq and mineral resources potentially amenable to underground mining methods are reported within the stope optimized shapes using a cut-off of 2.4 g/t AuEq for the long-hole mining scenario and 2.8 g/t AuEq for drift-and-fill mining scenario.
●	Cut-off grades are based on a price of US$1,700 per ounce of gold, US$23 per ounce silver, and gold recoveries of 90%, silver recoveries of 80% and without considering revenues from other metals. AuEq = Au (g/t) + (Ag (g/t)/74).
●	Open pit key assumptions for reasonable prospects of eventual economic extraction are as follows:
o	An overall pit wall angle of 45 degrees
o	A reference mining cost of US$3.00 per tonne mined
o	A processing cost of US$15.50 per tonne processed
o	General and administrative costs of US$6.00 per tonne processed
o	Mining dilution of 5%
o	Mining recovery of 95%
o	Transportation and refining costs of US$25 per ounce AuEq

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●	Underground key assumptions for reasonable prospects for eventual economic extraction are as follows:
o	A reference mining cost of US$80 per tonne mined
o	A processing cost of US$25 per tonne milled
o	General and administrative costs of US$12 per tonne milled
o	All in costs of US$117 per tonne milled
o	Transportation and refining costs of US$25 per ounce AuEq
●	Estimates use metric units (metres, tonnes and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348)
●	The 2014 CIM Definition Standards were used for the reporting of Mineral Resources.
●	Neither Skeena nor SRK is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimates.

Factors that may affect the estimate include: changes to long-term metal price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to the density values applied to the mineralized zones; changes to geological shape and continuity assumptions; potential for unrecognized bias in the assay results from legacy drilling where there was limited documentation of the QA/QC procedures; changes to the input values used to generate the AuEq cut-off grade; changes to metallurgical recovery assumptions; changes in assumptions of marketability of final product; changes to the conceptual input assumptions for assumed open pit operations, changes to the input assumptions for assumed underground operations; variations in geotechnical, hydrogeological and mining assumptions; changes to environmental, permitting and social license assumptions.

Mineral Reserve Estimates

The mineral reserve estimates for the Eskay Creek Project are based on the conversion of the measured and indicated mineral resources within the current mine plan. Measured mineral resources were converted to proven mineral reserves and indicated mineral resources were converted to probable mineral reserves. Inferred mineral resources were treated as waste. The estimates assume conventional open pit mining and equipment.

Inputs to the estimates include:

●	Open pit slope recommendations for kinematic sectors, which were based on geotechnical assessment of available geotechnical and hydrogeological data from drilling, logging, mapping, sampling, and laboratory testing.
●	NSR calculations for a gold concentrate assuming a 2% royalty and revenue from gold and silver metal. Prices of US$1550/oz gold and US$20/oz silver were used in NSR calculations.
●	Pit shells generated using the Lerchs–Grossmann (“L–G”) algorithm in MinePlan software. Ultimate pit shells were generated using a revenue factor of 0.9 or metal price of $1,395/oz. These were used as the basis for the design.
●	Pit designs were developed for the north and south pit areas. The initial north pit phases (technical sample, quarry 1 and quarry 2) were designed for the purpose of obtaining a technical sample and necessary non-acid generating (“NAG”) waste material to create supporting infrastructure. The north pit will consist of an additional three main phases, while the south pit will only contain a single small phase.

An NSR value per tonne of $24.45/t was used to flag potential mill feed and waste blocks prior to dilution and represents the preliminary process and site general and administration (“G&A”) costs. This NSR value was also used to determine mill feed in the statement of open pit reserves.

Contact dilution was modelled into the in-situ resource blocks using an assumed 1.25 m contact dilution distance between each block. The average grade of the dilution material was 0.19 g/t Au and 3.71 g/t Ag.

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Mineral Reserve Statement

The mineral reserves for the Eskay Creek Project are based on the conversion of the measured and indicated mineral resources within the current mine plan. Measured mineral resources were converted to proven mineral reserves and indicated mineral resources were converted to probable mineral reserves. The estimates were prepared under the supervision of Willie Hamilton, P.Eng. of AGP, a QP as defined under NI 43-101.

The total reserves for the Eskay Creek Project are shown in metric units in Table 1-4. Some variation may exist due to rounding.

Table 1-4: Proven and Probable Reserves (Metric Units)

* Note: This mineral reserve estimate has an effective date of June 30, 2022 and is based on the mineral resource estimate dated January 18, 2022 for Skeena Resources by SRK Consulting (which has been updated since the PFS). The mineral reserve estimate was completed under the supervision of Willie Hamilton, P.Eng. of AGP, who is a qualified person as defined under NI 43-101. Mineral reserves are stated within the final design pit based on a US$1,550/oz gold price and US$20.00/oz silver price. An NSR cut-off of $24.45/t was used to define reserves based on preliminary processing costs of $18.22/t ore and G&A costs of $6.23/t ore. The metallurgical recoveries varied according to gold head grade and concentrate grades. Gold and silver recoveries were approximately 83% overall during the life of mine (“LOM”) scheduling. Final operating costs within the pit design were $3.72/t mined, with associated process costs of $16.91/t ore and G&A costs of $4.20/t ore.

The QP has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the mineral reserves.

Mining Operations

Geotechnical Considerations

The Eskay Creek Project targets a deposit that will be mined via a 260 m deep north pit and 80 m deep south pit. A diversion tunnel is proposed to divert flows from the Tom MacKay Creek around the north pit boundary. BGC undertook this work at the request of AGP Mining Consultants Inc. (“AGP”) to support this study of the Eskay Creek project.

Following completion of the 2021 drilling program, BGC conducted a compilation, review, and assessment of available geotechnical data and information to determine suitable pit slope design criteria by kinematic sector angles for FS-level mine planning tasks. BGC developed a geotechnical model that characterizes the rock mass conditions, structural geology, hydrogeology, and seismicity of the open pit and diversion tunnel areas. This model was used as a basis for the open pit and diversion tunnel geotechnical assessments.

Twenty-meter-high double benches are likely achievable in all sectors, with recommended catch bench widths ranging from 12 m to 37.5 m. The slope design criteria assume that controlled blasting will be implemented. Scaling bench faces and cleaning accumulated material from bench toes is recommended.

Based on the results of the bench scale and inter-ramp kinematic analyses, BGC prepared provisional recommended slope design criteria, which were then incorporated into the FS mine plan by AGP. BGC then carried out limit equilibrium inter- ramp and overall slope stability analyses on representative cross sections through the FS-level pit plan. Stability analyses indicate that the slopes of the FS pit meet the design acceptance criteria with horizontal depressurization 40 m behind the pit face in the east walls of the north pit, and 20 m behind the pit face in the north and south walls of the north pit. No depressurization was required in the south pit.

The proposed north pit will intersect and mine into the historical underground workings at approximately mid-slope height on the mid to north side of the pit. This will result in increased risks for safely mining in this area and prescriptive plans will need to be developed to adequately mitigate these risks to acceptable levels.

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Hydrogeological Considerations

Historic and recent groundwater investigations illustrate elevated hydraulic conductivity associated with the N-S trending faults in the proposed mining area. However, not all the fault systems are conductive; for example, the E-W trending riedel shears are considered to have similar conductivity to the country rock or lower conductivity, potentially acting as barriers (aquitards) to flow. The former underground mine operators reported rapid response to precipitation events with increased mine inflows potentially resulting from the conductive faults, but potentially also from increased fracturing from mining activities, and inflows through unsealed exploration boreholes. Higher groundwater recharge in the former underground mine area is therefore expected compared to in undisturbed areas.

Pit stability can be managed by progressive dewatering of the ground behind the pit slope with vertical or horizontal boreholes. The hanging wall (andesite and mudstone) rocks are rated as moderately conductive (calibrated K = 5E-07 m/s) compared to the footwall (rhyolite) rock (calibrated K = 5E-08 m/s) and will likely dewater more easily than the rhyolite, which reportedly has high fines content and drains poorly. The rhyolite will generally occupy lower elevations in the final pit extent; however, rhyolite would be present on the south and east pit highwall and may be susceptible to failure if pore-water pressure builds up on fault planes. The planned ultimate pit bottom will be at 714 masl, and therefore only about 50 m of flooded working will require dewatering. However, dewatering the underground workings in advance of mining may promote overall pit wall depressurization.

The hydrological cycle implies a short period of groundwater recharge associated with spring melt and fall rain; a bimodal hydrograph with peaks in May / June and then in October / November. The average annual variation in groundwater levels is 3.5 m (range 0.5 m – 10 m). Groundwater levels in the pit area are generally deep: 30 m - 60 m and thought to be due to the active pumping that maintains the water level in the underground workings around 765 masl. Groundwater flux in the mining area is predominantly to the east, toward Ketchum Creek with only 10% of flow to Tom McKay Creek. On the western margin of the proposed waste rock storage area, groundwater depths are shallow (2-4 m) and the groundwater flow direction predominantly toward Tom McKay Creek. Groundwater depths north of Tom McKay Lake range from 4-9 m. There is hydraulic containment throughout most of the extent of the proposed tailings storage area, except in the south where modelling shows a westerly flow path to Harrymel Creek. The extent to which this flow path is cut-off by north-south fault is unknown and the subject of further investigation. Mine designs incorporate removal of conductive overburden materials (e.g., beneath the proposed tailings storage facility (“TSF”) dams) and capture of shallow seepage from mine waste facilities in seepage collection ponds (e.g., in the waste rock storage area). Monitoring wells are being installed in groundwater flow paths between mining infrastructure and creeks to measure the potential effects to water quality.

Mine Plan

The Eskay Creek Project is located predominantly to the south of Tom MacKay Creek with a small portion extending to the north. Infrastructure will be located on the south side of Tom MacKay Creek, with the pit extending to the north beyond Tom MacKay Creek. Underground mining has previously been conducted in the northern portion of the Eskay Creek Project at depth. The potential for underground development beneath the open pit was examined in preliminary evaluations during the 2021 PFS but was not included as part of the FS. There is still potential for the inclusion of underground mining in future mining studies.

Each pit phase was designed to accommodate the proposed mining fleet. Waste mining will occur on 10-m benches with catch benches spaced 20 m vertically. Berm widths will vary depending on the kinematic pit sector, orientation, and lithology type. The haul roads will be 30.2 m in width with a road grade of 10%.

The mine schedule plans to deliver 29.9 Mt of mill feed grading 2.99 g/t gold and 79 g/t silver over a mine life of eight years. Processing of low-grade ore from stockpiles will continue until year 9. Waste tonnage from the pits totalling 223 Mt will be placed into either NAG or potentially acid generating (“PAG”) waste destinations. The overall strip ratio is 7.5:1. The mine schedule assumes 3.0 Mt/a of feed will be sent to the process facility in years 1 to 5 using a suitable ramp-up in Year 1. The mill will operate at 3.7 Mt/a for Years 6 to 9. A maximum descent rate of eight benches per year per phase was applied to account for grade control, snow removal and filling of the previous underground workings.

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Figure 1-1: Planned Life of Mine Mill Feed Tonnes and Ounces

Note: Figure prepared by AGP, 2022.

The current mine life includes three years of pre-stripping and eight years of mining. Mill feed will be stockpiled during the pre-production years, with four stockpiles envisaged. A technical sample and two small quarries will be mined during pre-production so that process performance of the mill can be evaluated on a bulk sample.

A total stockpile capacity of approximately 6.0 Mt was reached in this schedule. If space is found to be too restrictive during operations, LG stockpiles may need to be placed on selected benches of the waste facilities. The stockpiled mill feed, together with pit phasing, will be used to ensure mill feed is available during periods of poor weather. High precipitation will also necessitate in-pit sumps and surface ditches around the pits.

Preproduction mining will be completed with small equipment up to 11.5-m3 loaders and 91-t rigid body trucks. This smaller fleet is better suited to the lower production tonnage requirements and narrower working conditions. With full production starting in Year 1, the primary loading units will be 22-m3 hydraulic shovels. Additional loading will be completed by small loaders loading in tandem. The smaller loaders will shift to working at the primary crusher and site maintenance roles (snow removal, etc.). It is expected that one of the 11.5-m3 loaders will be at the primary crusher full time. The main production haulage trucks will be conventional 144-t rigid body trucks from Year 1 onwards.

The support equipment fleet will be responsible for the usual road, pit, and dump maintenance requirements, but due to the climate conditions expected, will have a larger role in snow removal and water management. Snowplows and additional graders were included in the fleet. In addition, smaller road maintenance equipment is included to keep drainage ditches open and sedimentation ponds functional.

Within the planned pit, an additional large backhoe will assist the mill feed preparation. It will be responsible for cleaning hanging wall and footwall material around the old, cemented stopes from the underground mining. While capable of loading the 144-t trucks if required, it is not scheduled to do so because of the extended loading time necessary.

Grade control will be completed with a separate fleet of RC drill rigs, with a 10 m x 5 m pattern in ore and 20 m x 10 m pattern in waste. Blasthole sampling will also be part of the initial grade control program to determine the best sampling method for operations. The grade control holes will serve two purposes:

●	definition of the mill feed grade and contacts; and

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●	location of previous underground infrastructure prior to blasthole rigs drilling.

Various rock types are present in the material mined within the final pits. The key difference since the PFS study was revised segregation of PAG and NAG waste rock. Based on recent test work, the only lithologies considered as NAG were hangingwall andesite and upper members of the HW sediments. The remainder of the waste rock was considered PAG and will be sent to the Tom MacKay Lake storage facility to be submersed below water. NAG and PAG waste material contained in the ultimate pits are 142 Mt and 82 Mt, respectively. The total amount of waste within the pits in mine plan is 223 Mt. This split in material will be determined by blast hole sampling and from the RC grade control drilling.

The waste rock storage facilities were designed in accordance with BC’s “Interim Guidelines Mined Rock and Overburden Piles Investigation and Design Manual” (1991). The largest NAG waste rock storage facility (“WRSF”) is labelled waste dump west. It is located to the immediate west of the north and south pits. Waste dump north and waste dump northeast are two small NAG WRSFs which are used to establish access to mining areas in Phase 3. The remainder of the NAG waste will be placed into the mined-out north pit as backfill.

Processing and Recovery Operations

The testwork provided was thoroughly analysed and several options of process routes were addressed in the initial stages of the feasibility study. Based on the analysis, the 2 stage milling and flotation (MF2) process route was maintained as the best suited for the testwork results and subsequent economic analysis for the material. The unit operations selected are typical for this industry.

The Eskay Creek Project will be constructed in two distinct phases, as follows:

●	Initial operation of 3.0 Mt/a for Years 1 to 5, which comprises:
●	Single stage crushing circuit (jaw), fed from the open pit mine;
●	Coarse ore stockpile with reclaim system, fed from an overland conveyor;
●	Primary grinding including a semi-autogenous grinding (SAG) mill, pebble crusher (installed for Year 4 operations), and ball mill in closed circuit with hydrocyclones;
●	Rougher flotation with concentrate regrind and two stages of cleaning;
●	Rougher tails slimes classification via two stages of hydrocyclones;
●	Secondary grinding including ball mill and IsaMill and scavenger flotation, fed from the slimes circuit underflow;
●	Fines flotation and two stages of cleaning, fed from the slimes circuit overflow;
●	Concentrate thickening, filtration, drying and storage;
●	Concentrate load-out by way of front-end loader filling concentrate transportation;

Final tailings pumping to the Tom MacKay Storage Facility (TMSF).

●	Expansion to 3.7 Mt/a for the remaining mine life, which includes the initial equipment with the addition of the following installed for year 6 operation:
●	Secondary crushing circuit (cone)
●	A second ball and extra cyclones
●	Additional IsaMill

Key process design criteria are listed below:

●	Initial operation nominal throughput of 8,220 t/d or 3.0 Mt/a
●	Expansion nominal throughput of 10,140 t/d or 3.7 Mt/a
●	average head grade of 2.99 g/t Au and 79 g/t Ag
●	crushing plant availability of 70%
●	operate two shifts per day, 365 d/a with plant availability of 92% for grinding, flotation, and filtration

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Product will be gold concentrate to be sold to refineries. Annual gold equivalent production is shown in Figure 1-2.

Note: Figure prepared by Ausenco Engineering, 2022.

An overall process flow diagram showing the unit operations in the selected process flowsheet for the initial operation is presented in Figure 1-3 and for the expansion in Figure 1-4.

Note: Figure prepared by Ausenco Engineering, 2022.

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Note: Figure prepared by Ausenco Engineering, 2022.

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Infrastructure, Permitting and Compliance Activities

The overall site plan (Figure 1-5) shows the major project facilities including the open pit mines, TMSF, WRSF, water management ponds, process plant, mine services, historical site and main access road. Access to the facility is from the northern side of the property from the existing Eskay Creek mine road. Access to the process plant will be via the existing road to the historical Eskay Creek site.

Figure 1-5: Overall Site Plan

NOT FOR
CONSTRUCTION
NOTES:

Note: Figure prepared by Ausenco Engineering, 2022.

Access

Access to the Eskay Creek Project is via the existing 59 km all-season gravel road that connects to Highway 37. The access road is currently in good condition, where upgrades to two of the 8 bridges on this road will be required to accommodate equipment deliveries during construction and concentrate transportation during operation.

Power

The power supply for the Eskay Creek Project will be provided from the 287 kV Volcano Creek interconnection point, where a new 287/69 kV substation will be installed and a 17 km, 69 kV overhead power line will be run to the mine.

The Eskay Creek Project has the following electrical load requirements:

Initial operation: Initial start‐up requirement between Year 1 to 5 inclusive – 27.1

MW Expansion: Full load requirement in year 6 to end of life – 31.2 MW

TMSF

The existing TMSF was selected as the preferred tailings storage option since it is permitted as a TSF and both tailings and PAG waste rock can be storage subaqueously to prevent these materials from generating acid. The TMSF has sufficient capacity to contain 109.4 Mt of tailings and PAG waste rock and will be constructed in three phases over the LOM based on storage and operating criteria.

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The tailings and PAG waste rock embankments at Eskay are designed in accordance with Canadian Dam Association (“CDA”) “Dam Safety Guidelines” (CDA 2013) and Part 10 of the Health, Safety and Reclamation Code for Mines in British Columbia (2016), which also provides guidelines in evaluating the classification of dams in terms of the consequence of failure. Based on the dam breach analysis and expected area of inundation downstream of the tailings and PAG waste rock storage facility, the consequence of a dam failure is “very high” based on HSRC Guidance Document, Section 3.4 (BC Ministry of Energy and Mine 2016) and CDA (2013) Dam Safety Guidelines.

The overall design objective of the TMSF is to protect the regional groundwater and source waters resources during both operations and over the long term (after closure). The TMSF has sufficient capacity to store both tailings and PAG waste rock with four embankments. The dams will be constructed in 3 phases; Phase 1 (Year -1), Phase 2 (Year 1 and 2) and Phase 3 (Year 4 and 5). Northern three starter dams (Phase 1) will be constructed to an elevation of 1,092 masl. This includes a 1 m diameter penstock through the northeast dam (dam 1) along the existing alignment of Tom MacKay creek. The phase 2 raise will be the expansion of the north dams to an elevation of 1,107 masl and a new embankment at the south end of the facility to prevent flow into Coulter Creek drainage. The final embankment raises (Phase 3) will be constructed to an elevation of 1,122 masl. In addition, the closure spillway will be installed to maintain 5 m of water cover over the PAG waste rock and tailings post closure in Year 7. TMSF along with the spillway designed to pass the probable maximum flood. The northern embankments have a geomembrane liner system anchored to bedrock which will produce very little seepage due to the composite liner system. A base flow will discharge through the penstock into Tom MacKay Creek year-round. The southern embankment has a clay core and there will be minor seepage losses to the south through the clay core compared to the surface runoff on the south side of the embankment. The south side of the dam water will impound to an elevation of 1,107.70 masl before spilling into Coulter Creek watershed. Most of the flow into the Coulter Creek drainage will come from surface runoff and snow melt. In addition, floating turbidity fences will be placed around the active disposal areas to further aid in minimizing the migration of fine-grained suspends solids. In winter, a large enough area will be cleared of ice around disposal areas to allow the installation of the fences.

PAG waste rock will be deposited at the north end of the facility. PAG waste rock deposition will use a berm approach, depositing PAG waste across the facility from west to east. The berms will be constructed 2 m above the water surface with a crest width of 65 m to provide sufficient operating area for haul trucks, dozers, excavators, and a dragline excavator. Once completed the next berm will be constructed next to the completed berm. During the construction of the next berm, a dozer and dragline excavator will remove the upper 5 m and place the material to the south of the berm to minimize sediment migration to the north due to excavation operations. The final height of the berm will be 3 m below the water surface during operations and all materials will be 5 m below the water surface post closure.

Tailings will be slurried from the process plant to the TMSF by way of a pipeline, which would extend onto the TMSF to a floating barge and during winter holes will be drilled through the ice and the tailings line will be placed through the hole to the bottom of the TMSF. Due to the fine ore grind (P80 = 35 µm), the end of the pipeline will be positioned close to the bottom of facility (deposited tailings) along with a manifold with multiple port to reduce the velocity of the tailings slurry exiting the pipe along with an inline flocculant dosing station near the waters edge to maximize settling and minimize entrainment of fine particles to the surface of the TMSF. In addition, a floating turbidity fence will be placed around the barge to minimize migration of fine grain suspended solids and in winter a large enough area around the pipeline will be cleared of ice to install the fence. The minimum water depth over the tailings would be 3 m during operations and 5 m at closure to prevent both wind and ice remobilization of the tailings and prevent any PAG tailings from generating acid.

Water Supply

Fresh water makeup for the plant and potable supplies will be sourced from aquifers. Water pumped from the mine will meet the bulk of processing needs with any process water deficiency being recycled from Tom MacKay Storage Facility. Test boreholes have indicated good groundwater potential in bedrock associated with geological structures, and these should be targeted for establishing wellfields for the Eskay Creek Project.

Water Management

The objective of surface water management is to protect groundwater and surface water resources. Feasibility study infrastructure and upstream catchments for the Eskay Creek Project were delineated based on topography data and footprints of facilities.

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Contact and non-contact water are managed separately for the Eskay Creek Project. Contact water is captured and transported in collection ditches and pipelines to sediment ponds, sumps, and contact water ponds. For roads, runoff will be captured in collection ditches and conveyed to sediment ponds, to remove greater than 10 microns particles prior to discharging into the environment. Contact water from the open pits, WRSF, ore stockpile, process plant pad will be capture in collection ditches and conveyed to pit sumps, ponds 5 and 6. All runoff collected in these sumps and pond 6 will be pumped to pond 5. Then all water from pond 5 will be pumped to the process plant and used in mining operations or pumped with the tailings to TMSF.

Currently, there are no diversion channels, collection ditches, or water treatment facility for the subaqueous deposition of the PAG waste rock and tailings in TMSF. Non-contact water is diverted around other mine infrastructure, where possible, through diversion channels, culverts, and creek crossings.

Non-contact water will be conveyed around mine facilities in diversion channels where possible.

Snow Management

A snow management plan will be required to manage snow accumulation during the Eskay Creek Project operations since the Eskay Creek Project site is in a snow-dominant region. The mine site is at an average elevation of 1,100 metres. The area experiences heavy rain and snow, with an average precipitation of 2,020 mm per year. The practices and proposed structures outlined in this plan have been developed to manage snow from pit, plant site, WRSF and haul roads.

Accommodation

During the construction period, a temporary 210-person rental camp for construction will be established and utilized together with the existing 227 beds at the historical camp. This rental camp will continue to operate during the first three years of operation, while a new 180 bed permanent operations camp will be constructed near the process plant area. This operation camp, together with 200 person modules that will be progressively relocated to this area from the historical camp will comprise the ultimate operational camp for the remaining life of mine, complete with all the required common facilities.

Buildings

The following enclosed areas and buildings are considered in the design, in order to support the facilities and operations of the Eskay Creek Project:

●	Process Plant Building: This will be a 210m (long) x 36m (wide) pre-engineered building fully enclosed with metal cladding complete with HVAC.
●	Crushing Plant Building: The building (29 m long by 9m wide) will be located over the primary crusher, control room and rock breaker equipment, adjacent to the ROM pad.
●	Truck Workshop and Offices: This will be a 23 m (long) by 85 m (wide) pre-engineered building supported on a concrete foundation. The ground floor will be used for vehicle maintenance and washdown, with upper levels of the building dedicated to the changerooms and offices.
●	Fuel storage station: The fuel station will consist of a 50 m (long) x 70 m (wide) open-air area including truck manoeuvring space. The area will be covered by a roof to protect against snow build-up.
●	Plant Maintenance Shops & Warehouse: The plant maintenance shops and warehouse will located at the western end of the process plant building with a separated wall and will be 18 m wide by 36 m long.
●	Main Administration Building & Process Plant Offices: 18 m (wide) x 18 m (long), double-storey building located adjacent to the process plant.
●	Assay and Geochemical Laboratory: The assay and geochemical laboratory will be a 19.5 m (long) by 12.5 m (wide) building and will house equipment for guiding ongoing mining and process plant operations.

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●	Temporary Camp: a 210-bed camp, complete with required facilities (kitchen, gym, lunchrooms, etc,) which will be constructed near the Forest Kerr area.
●	Permanent Operations Camp: a 380-bed facility, which is intended to utilize the 200-bed existing facility, relocated near the process plant area, and complemented by a new 180-bed camp, complete with all the required services and facilities.
●	Other Facilities: which includes gate house, truck scale, onsite landfill facility, propane storage area, tire repair shop.

Concrete Transportation

Concentrate will be loaded using front end loaders into highway haul trucks (72,300 kg GVW) up to 49 t concentrate per truck (24.5 t per tandem dump trailer). Concentrate will be trucked using the main site access road and Highway 37 under a “bulk haul” permit from the Province of BC Ministry of Highways to move concentrate from the mine approximately 250 km to Stewart Bulk Terminals (“SBT”). SBT is a multi-commodity port facility with up to 16,000t storage for Skeena’s gold concentrate in a dedicated storage building with existing conveying load out infrastructure. Concentrate will be loaded onto bulk carrier ships at SBT via its existing ship loading infrastructure.

Market Studies and Contracts

The Eskay Creek operation will produce a precious metal concentrate on site, which will then be shipped out of the province to processing facilities. There is currently no contract in place with any smelter or buyer for the concentrate.

Metal price selection of US$1,700/oz Au and US$19/oz Ag was based on a survey of recently published feasibility studies, long-term analyst consensus prices and the two-year trailing average of gold (US$1,826/oz) and silver (US$24/oz) prices as of September 6, 2022.

Given the complexity of the Eskay Creek concentrate, combined with the historical production of relatively difficult-to-market concentrates from the mine during its previous operational period, two independent, preliminary market studies were completed to support the NSR used in the 2021 PFS, which was retained in the feasibility study. Concentrate quality parameters are based on the results of ICP analysis of gold–silver concentrates produced during the testwork program performed by BaseMet.

An independent market study was completed by Open Mineral AG to support the NSRs used in the 2022 FS and provide opinions on potential smelters, treatment charges and penalties, and net gold and silver payable. In the opinion of the QP, the reports are suitable for use in this study and the selected smelter terms accurately reflect the potential treatment charges, penalties and net smelter returns for the Eskay Creek concentrates. Based on the predicted analysis, the Eskay Creek concentrates will be saleable.

The relatively high levels of deleterious elements, particularly mercury in the initial years of operation, may require that concentrate sales be spread across several buyers since individual smelters are likely to need to blend small volumes of concentrate with cleaner concentrates to remain within acceptable limits. An alternative option is to sell the concentrate to traders who may be able to buy all concentrate and spread distribution across a range of end customers, potentially including a mix of gold and copper smelters. Expectations of NSR may be achieved and penalties for deleterious elements may be minimized. Concentrate grades for gold, silver, mercury, antimony, and arsenic are expected to vary throughout the life of mine which will impact the marketability and net revenue. Concentrate volumes are expected to decrease over the mine life as the feed grade decreases. This should result in an easier blending of the deleterious elements out of the concentrate over time.

The most likely market for the concentrate is China, where the material will be imported as a gold concentrate (exceeding the minimum gold content criterion) and will therefore not be subject to arsenic import limits that would be imposed on base metal concentrate imports. The Chinese market offers the best payable terms and does not penalize mercury at the expected amounts in the Eskay Creek concentrate. Chinese gold smelters can typically monetize antimony at the levels found in the Eskay Creek concentrates.

No contracts have been entered into at the Technical Report effective date for mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements. It is expected that the sale of concentrate will include a mixture of long-term and spot contracts.

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Environmental Studies, Permitting & Social or Community Impact

Environmental Considerations

Several environmental studies were completed at the Eskay Creek mine under various owners. Environmental monitoring was also completed during and after operations. In 2020, Skeena began additional geochemical, environmental, social, economic, heritage and health baseline studies to reflect current environmental and social conditions. These studies will help refine the Eskay Creek Project design and support applications for provincial and federal regulatory approvals.

The main waste management issue for the Eskay Creek Project is the prevention and control of metal leaching/acid rock drainage (“ML/ARD”) from the tailings and waste rock and management of water throughout the site to avoid potential long-term impacts to water quality and natural resources. NAG waste rock will be deposited in two locations: approximately 90% will be stored during mine operations in the waste rock storage facility (WDW, Section 16) that will be located to the west of the north pit. Small quantities of NAG waste rock will be used as construction material for berms and small waste dumps adjacent to the north pit along the Tom MacKay creek channel. Detailed closure planning and engineering will be undertaken once the conceptual closure plan is finalized after engagement with regulators and Indigenous Nations. Conceptually, it may involve relocating a substantial volume of NAG waste rock (several million tonnes) backhauled to the north pit to cover PAG pit walls and benches to mitigate ML/ARD risks and this will be defined during detailed closure planning. PAG waste rock will be deposited in the TMSF with a water cover. Tailings will be deposited sub-aqueously in the permitted TMSF with a water cover. In 2020, a geochemical study was initiated on new waste rock, ore, tailings and overburden sources for the Eskay Creek Project together with the existing tailings in TMSF. The purpose of this study was to update and inform waste management decisions for the Eskay Creek Project design. To manage the potential for ML/ARD, Skeena has incorporated design features and mitigation measures that are consistent with best practices for waste and water management.

Site water management will be a critical component of the Eskay Creek Project design. Mine water can be divided into two categories depending on the potential for contamination:

●	Non-contact water from upstream catchments that has not been in contact with mine workings and surface infrastructure will be kept from water which will come into contact with mine workings and surface infrastructure. Non-contact water will be diverted around the mine site as much as possible.
●	Contact water will interact with potential sources of contamination including seepage from the WRSF, temporary stockpiles, process water, infrastructure surface runoff, and pit dewatering. Contact water will be collected, assessed and if required, managed to meet permit discharge limits prior to discharge. Process water will be discharged to the TMSF.
●	Strategies for water management include collecting contact surface water from disturbed areas to manage surface water erosion; recycle mine-contact water whenever possible; and monitor and manage water quality to meet discharge standards prior to discharge.

Closure and Reclamation Planning

The objective of the mine closure strategy for the mine will be to have a stable, revegetated site with mitigation of potential ML/ARD and water quality risks that is consistent with the Tahltan and Skeena’s agreed social and environmental design principles and post-mining land uses. A closure and reclamation plan will be developed during the permitting process to achieve post-mining land use objectives (e.g. wildlife habitat and traditional use opportunities), in consideration of Indigenous interests. Closure planning will include Indigenous groups and stakeholders to determine post-mining land use objectives and supporting strategies, including addressing regulatory requirements. Achieving the desired outcomes will be an iterative process during the design and permitting process and incorporate social, environmental, engineering, technical, and Tahltan criteria. Closure activities will be completed progressively throughout mine operations as guided by the reclamation plan.

In accordance with the Mines Act permit, mine closure, reclamation and post-closure costs are updated every 5 years to reflect the current liability, and to inform the establishment of a reclamation security bond.

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Social Considerations

Northwestern BC is a sparsely populated and relatively undeveloped region of the province. Many of the smaller communities have predominantly Indigenous populations that are at a distance from one another as well as from the main regional centres of Smithers and Terrace. Land and resource uses within the region include trapping, guided hunting, commercial recreation and outdoor recreation including fishing, hunting, camping, hiking, snowmobiling, all-terrain vehicle riding and skiing. In the vicinity of the Eskay Creek Project, there are mineral, water and range tenures, guide outfitter, and traplines. There are seasonal use Tahltan cabins along the Eskay mine access road. Community and socio-economic impacts of the Eskay Creek Project can potentially be very favourable for the region, as new long-term opportunities are created for local and regional workers.

Provisions for consultation with Indigenous Nations and the public are a component of the provincial and federal legislation for both the economic assessment (“EA”) and impact assessment (“IA”) processes and permitting activities. Skeena is implementing an engagement plan for the Eskay Creek Project as required by the provincial and federal EA processes in collaboration with TCG. This plan provides a summary of Skeena’s engagement activities as well as serve as a guide for Skeena’s engagement activities with identified Indigenous Nations and stakeholders throughout the EA/IA process. The engagement plan was submitted with the initial project description in July 2021 to begin the early engagement phase of the EA/IA process and continues to guide engagement efforts. Ongoing and future engagement and consultation measures by Skeena are driven by best practices as well as Skeena’s internal company policies. These measures will address federal and provincial regulations and Indigenous Nation preferences.

Skeena recognizes engagement and support of The Eskay Creek Project from Indigenous Nations from initial project design until post- closure is critical for the success of the Eskay Creek Project. Skeena is consulting and engaging with local Indigenous Nations to gain that support, yet also recognizes this is part of the EA process at both the provincial and federal level. Engagement with local Indigenous Nations will continue throughout the Eskay Creek Project design, construction, operations, closure, and post-closure. The Eskay Creek Project is located within the traditional territory of the Tahltan Nation and the asserted territory of the Tsetsaut Skii Km Lax Ha. The historical environmental process and subsequent expansions included consultation with the Iskut Band, Tahltan Band, and the Tahltan Central Government. Eskay Creek Project traffic will use Highways 37 and 37A which pass through the Nass Area and Nass Wildlife Area (as defined by the Nisga’a Final Agreement) and the traditional territory of the Gitanyow Nation.

The proposed Eskay Creek Project is anticipated to undergo a concurrent EA/IA, called a substituted process, under federal and provincial regulations and will also be reviewed concurrently by the Tahltan Nation for a consent decision. Since the Eskay Creek mine has two existing certificates from 2000 and 1994, one or both will be amended through a substituted EA/IA process. The Eskay Creek mine went through two EA processes in its history. An application for a mine development certificate (“MDC”) was approved in 1994 and the MDC was issued under previous environmental review legislation and is considered equivalent to an EA certificate under present legislation. In 2000, an application for an EA certificate was reviewed and a project approval certificate was approved for disposal of mine tailings into Tom MacKay Lake and is also equivalent to a present-day EA certificate.

The 1993 the MDC enabled the previous operator to obtain construction/operation permits under the Mines Act, to build the Eskay Creek mine, including underground mining, surface workings, and use of Albino Lake as a WRSF and offsite shipping of ore. In 1997, permits were amended to build a mill onsite and dispose of tailings with waste rock to Albino Lake. Once The Eskay Creek Project approval certificate was issued in 2000 for the use of Tom MacKay Lake as a tailings disposal facility, construction and operation permits were obtained. The deposition of mine waste in Albino Lake and Tom MacKay Lake for the former underground mine was listed under Schedule 2 – Tailings Impoundment Areas, of the federal Fisheries Act.

For the proposed Eskay Creek Project, Skeena will undertake a substituted regulatory assessment process to amend an existing EA certificate or obtain a new EA certificate for the open pit project. The process to follow for the EA/IA is being developed with the provincial and federal regulators, the Tahltan Nation and Skeena based upon the legislative steps, criteria, and procedures. After obtaining the EAC, the Eskay Creek Project will require permits and authorizations in accordance with provincial and federal legislation and regulations prior to construction, operation and ultimately mine closure. An updated mine reclamation security bond will be established for the open pit project in conjunction with the updated mine plan and reclamation program under the Mines Act.

Skeena will apply for amended or new permits to support the technical bulk sample (not subject to a new EA/IA) prior to the EAC is issued for the open pit project. Separate amendments or new construction and operating permits for the open pit operation will be applied for after the EAC is issued.

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Skeena will engage and collaborate with federal, provincial, regional, and municipal government agencies and representatives as required with respect to topics such as land and resource management, protected areas, official community plans, environmental and social baseline studies, and effects assessments. Skeena will form a project-specific working group at the early stages of the EA/IA process, which will include representatives from government reviewers and Indigenous representatives. Skeena will consult with the working group on project-related developments during the EA/IA process. Skeena will consult with the public, Indigenous Nations and relevant stakeholder groups, including tenure holders, businesses, economic development organizations, businesses and contractors (e.g., suppliers and service providers), and special interest groups (e.g. environmental, labour, social, health, and recreation groups).

Capital and Operating Costs

Capital Costs

The estimate conforms to Class 3 guidelines for a feasibility study level estimate with a ±15% accuracy according to the Association of the Advancement of Cost Engineering International (“AACE International”).

The capital cost estimate summarized in Table 1-5 provides a summary of the Eskay Creek Project capital cost estimate, with costs grouped into major scope areas as presented in Skeena’s news release dated September 8, 2022 titled “Skeena Completes Robust Feasibility Study for Eskay Creek: After-Tax NPV (5%) of C$1.4B, 50% IRR and 1 Year Payback”.

The costs are expressed in Q1 2022 Canadian dollars and include all costs related to the Eskay Creek Project (e.g., mining, site preparation, process plant, tailings facility, power infrastructure, camp, owners’ costs, spares, first fills, buildings, roadworks, and off-site infrastructure).

The Eskay Creek Project will be constructed in two distinct phases: Initial (3.0 Mt/a), and Expansion to 3.7 Mt/a. The estimate is based on an EPCM execution approach for the process/infrastructure areas, and a EPCM execution for the civil-earthworks camp, and power infrastructure packages.

The following parameters and qualifications were considered:

●	No allowance has been made for exchange rate fluctuations.
●	There is no escalation added to the estimate.
●	A growth allowance is included.
●	For equipment sourced in United States dollars, relevant exchange rates were used to convert to Canadian currency.
●	Data for the estimates have been obtained from numerous sources, including:
o	mine schedules;
o	feasibility-level engineering design;
o	topographical information obtained from the site survey;
o	geotechnical investigations;
o	Firm and budgetary equipment quotes from Canadian and international suppliers;
o	budgetary unit costs from numerous local BC contractors for civil, concrete, steel, electrical, piping and mechanical works; and
o	data from similar recently completed studies and projects.

Major cost categories (permanent equipment, material purchase, installation, subcontracts, indirect costs, and owner’s costs) were identified and analysed. A percentage of contingency was allocated to each of these categories on a line-item basis based on the accuracy of the data. An overall contingency amount was derived in this fashion.

As outlined in Table 1-5, the total capital cost is approximated $911M over the LOM and the costs are defined as follows:

●	Initial capital costs: include the costs required to construct all the surface facilities, and open pit development to commence a 3.0 Mt/a operation. The initial capital cost is estimated to be C$591.7M.

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●	Expansion and sustaining costs: include the capital cost required to expand the throughput to 3.7Mt/a operation and required to sustain operations, with the most significant component being open pit mine development. The expansion and sustaining costs are C$180M over the LOM.
●	Closure costs: include all the costs required to close, reclaim, and complete ongoing monitoring of the mine once operations conclude. Closure costs total C$138M.

Of the total initial capital costs, more than 90% of the Eskay Creek Project costs were derived from first principles bulk material take-offs and equipment sizing calculations, with supporting quotations for major equipment, and contractor supply/installation rates.

Table 1-5: Project Capital Cost Estimate

	Initial	Expansion & Sustaining	Closure	LOM Total
Mine
Mine Development (C$M)	98	10	-	108
Mine Other (C$M)	19	9	-	28
Mine Equipment (C$M)	8	21	-	29
Sub-Total Mine (C$M)	125	40	-	166
Process Plant
Processing (C$M)	178	32	-	210
Earthworks (C$M)	19	2	-	21
Sub-Total Processing (C$M)	197	34	-	231
Infrastructure
Onsite Infrastructure (C$M)	69	65	-	134
Offsite Infrastructure (C$M)	50	23	-	73
Sub-Total Infrastructure (C$M)	119	88	-	207
Total Directs (C$M)	442	162	-	604
Indirects (C$M)	74	10	-	84
Total Directs + Indirects (C$M)	516	171	-	687
Owner’s Costs (C$M)	30	-	-	30
Total excluding Contingency (C$M)	546	171	-	717
Project Contingency (C$M)	47	9	-	56
Sub-Total Including Contingency (C$M)	592	180	-	773
Closure (C$M)	-	-	138	138
Total (C$M)	592	180	138	911

* Numbers above are rounded to the nearest integer, therefore some sub-totals may not balance due to rounding.

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Operating Costs

The estimate conforms to Class 3 guidelines for a feasibility study level estimate with a ±15% accuracy according to the AACE International.

The operating cost estimate includes mining, processing, G&A, and accommodations costs. The operating cost estimates for the life of mine are provided in Table 1-6.

Table 1-6: Operating Cost Estimate Summary (C$)

The operating cost estimates are based on the following assumptions:

●	Based on Q1 of 2022 Canadian dollars without allowances for inflation.
●	For equipment sourced in United States dollars, relevant exchange rates were used to convert to Canadian currency.
●	Crushing availability of 70% and plant availability of 92%
●	Propane Cost – C$0.60/L
●	Gasoline Cost – C$1.44/L (3-year- trailing average)
●	Diesel Cost – C$1.28/L (3-year trailing average)
●	Power Cost –C$0.06/kWh
●	Labour was assumed to be sourced locally within the region, within BC and Alberta

Economic Analysis

An engineering economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Eskay Creek Project based on a 5% discount rate. It must be noted, however, that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are only approximations. Sensitivity analysis was performed to assess impact of variations in metal prices, head grades, operating costs and capital costs. The economic analysis has been run with no inflation (constant dollar basis).

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The economic analysis was performed using the following assumptions:

●	Pre-production and ramp-up period of three years;
●	Mine life of 9 years;
●	Base case gold price of US$1,700 /oz and silver price of US$19/oz were based on consensus analyst estimates and recently published economic studies. The forecasts used are meant to reflect the average metal price expectation over the life of the Eskay Creek Project. No price inflation or escalation factors were taken into account. Commodity prices can be volatile, and there is the potential for deviation from the forecast;
●	United States to Canadian dollar exchange rate assumption of 0.76 (US$/C$);
●	Cost estimates in constant Q1 2022 C$ with no inflation or escalation factors considered;
●	Results are based on 100% ownership with 2% NSR;
●	Capital costs funded with 100% equity (i.e. no financing costs assumed);
●	All cash flows discounted to start of construction;
●	All metal products are assumed sold in the same year they are produced;
●	Eskay Creek Project revenue is derived from the sale of gold concentrate into the international marketplace;
●	No contractual arrangements for smelting or refining currently exist;
●	The Eskay Creek Project was assumed to be subject to the following tax regime;
●	The Canadian corporate income tax system consists of the federal income tax (15%) and the provincial income tax (12%); and
●	The BC minerals tax was modelled using a net current proceeds rate of 2% and a net revenue tax rate of 13%.

Total tax payments are estimated to be C$983 M over the LOM.

A 2% NSR royalty has been assumed for the Eskay Creek Project, resulting in approximately C$100M in royalty payments over life of mine.

The economic analysis was performed assuming a 5% discount rate. The pre-tax net present value discounted at 5% (NPV 5%) is C$2,094 M, the internal rate of return IRR is 59.5%, and payback is 1 year. On an after-tax basis, the NPV 5% is C$1,412 M, the IRR is 50.2%, and the payback period is 1 year.

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A summary of the Eskay Creek Project economics is included in Table 1-7 and shown graphically in Figure 1-6.

Note: Figure prepared by Ausenco Engineering, 2022.

Sensitivity Analysis

A sensitivity analysis was conducted on the base case pre-tax and after-tax NPV and IRR of the Eskay Creek Project, using the following variables: metal price, discount rate, foreign exchange rate, capital costs, and operating costs. Analysis revealed that the Eskay Creek Project is most sensitive to changes in metal prices and exchange rates, and then to a lesser extent, to operating costs and capital costs. the Eskay Creek Project economics are less sensitive to head grades due to the impact of variable mineralogy, lower concentrate grades and penalty elements on concentrate net smelter returns. Table 1-8 summaries the sensitivity analysis results. Figure 1-2 shows the pre-tax and post-tax sensitivity analysis findings.

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Note: Figure prepared by Ausenco Engineering, 2022.

Interpretations and Conclusions

Information from legal experts and Skeena’s in-house experts support that the tenure held is valid and sufficient to support a declaration of mineral resources and mineral reserves.

The exploration programs completed to date are appropriate for the style of the deposits in the Eskay Creek Project area.

Sampling methods are acceptable for mineral resource and mineral reserve estimation. The mineral reserve and mineral resource estimations for the Eskay Creek Project both conform to industry-accepted practices and are reported using the 2014 CIM Definition Standards.

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The proposed mine life includes three years of pre-stripping and 8 years of mining. Mill feed will be stockpiled during the pre-production years which will feed the mill after mining operations. A technical sample and two small quarries will be mined in pre-production so that process performance of the mill can be evaluated with a large representative feed sample of approximately 10 kt.

The process plant flowsheet designs were based on testwork results and industry-standard practices. The flowsheet was developed for optimum recovery while minimizing capital expenditure and life of mine operating costs. The process methods are conventional to the industry. The comminution and recovery processes are widely used with no significant elements of technological innovation.

No technical or policy issues are anticipated for obtaining the required project permits and approvals, given the previous long mining history.

The overall Eskay Creek Project timeline will comprise three years of construction, during which time major activities will include bulk earthworks, development of the open pit mine and onsite and offsite infrastructure, and construction of the processing plant. Towards the end of construction, some pre-production will be fed to the processing plant. The processing plant will then operate for nine years, with a plant expansion to enable higher throughput taking place by the end of Year 5.

Exploration, Development, and Production

Drilling Updates

The Company press released several drilling results updates in 2022 and 2023. See the Company’s website for full details of press released drilling results.

On January 19 and 26, 2022, the Company announced the discovery of a significant zone of near surface, footwall style mineralization, the 23 Zone. This new zone is outside the limits of the Company’s current pit-constrained mineral resources at Eskay Creek.

On March 9, 2022, the Company announced final drilling results from the 2021 regional and near mine exploration programs at Eskay Creek.

On September 6, 2022, and October 18, and 25, 2022, the Company announced drilling results from the 2022 regional and near mine exploration programs at Eskay Creek.

On November 1, 2022, the Company announced drilling results from the very first deep drill hole that successfully intersected the down dip extension of the Eskay Creek Deposits as part of the ongoing 2022 regional and near mine exploration programs at Eskay Creek.

On November 8 and 17, 2022, the Company announced additional drilling results from the 21A West Zone delineation program as part of the recently completed 2022 regional and near mine exploration campaigns at Eskay Creek.

On November 22, 2022, the Company announced the discovery of new Rhyolite-hosted mineralization located east of the 22 Zone as part of the recently completed 2022 regional and near mine exploration drilling campaigns at Eskay Creek.

On November 29, 2022, the Company announced the delineation of additional Rhyolite-hosted mineralization located in the 23 Zone as part of the recently completed 2022 regional and near mine exploration drilling campaigns at Eskay Creek.

On December 6, 2022, the Company announced additional drilling results from the 22 Zone as part of the recently completed 2022 regional and near mine exploration campaigns at Eskay Creek.

On February 22, 2023, the Company announced drilling results from the 2022 regional and near mine exploration and delineation campaigns at Eskay Creek.

Eskay Deeps Modelling and Targeting Project

In April 2022, updated modelling and interpretation of the Eskay rift to the northeast of the Eskay Creek 21 zone deposits was completed through the incorporation of new geophysical data, improved lithogeochemical understanding and structural studies.

Annual Information Form 2022 | 54

The resulting product defined the strike extension of the Eskay Creek Rift and shows it has been offset northwest of its previously inferred trend. New drill targets were subsequently defined in areas with very limited historic drill testing.

Consent-Based Agreement

On June 6, 2022, the Company announced that the Eskay Creek Project, located in Tahltan Territory, will be the first mining project to have permits authorized by an Indigenous Government, as a result of the consent-based decision-making agreement reached by the Province of British Columbia and the Tahltan Central Government.

DIVIDENDS AND DISTRIBUTIONS

No dividends on the Common Shares have been paid by the Company to date. There are no restrictions in Skeena’s articles or elsewhere which could prevent Skeena from paying dividends. It is not currently contemplated that any dividends will be paid on any Common Shares in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of Skeena’s business. The Board of Directors will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Skeena’s financial position at the relevant time. Any decision to pay dividends on any shares of Skeena will be made by the Board of Directors on the basis of Skeena’s earnings, financial requirements and other factors existing at such future time, including, but not limited to, commodity prices, production levels, capital expenditure requirements, debt service requirements, if any, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (British Columbia) for the declaration and payment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As at December 31, 2022, there were 77,655,882 Common Shares issued and outstanding.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Company has adopted a stock option plan under which it is authorized to grant Options to officers, directors, employees, and consultants enabling them to acquire Common Shares. The maximum number of Common Shares reserved for issuance of Options that may be granted under the plan is 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance as RSU. The Options granted can be exercised for a maximum of 10 years and vest as determined by the Board of Directors. As of December 31, 2022, there were 5,033,425 Options outstanding to purchase 5,033,425 Common Shares.

As of December 31, 2022, the Company has issued 1,835,821 RSUs to officers, directors, and employees of the Company. The RSUs will only vest if such officers, directors, or employees remain employed with Skeena on the date the RSUs vest.

In addition, as of December 31, 2022, the Company had common share purchase warrants outstanding, entitling holders thereof to purchase up to an aggregate of 12,823 Common Shares.

Annual Information Form 2022 | 55

The Company’s dilutive securities outstanding as of December 31, 2022 are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Warrants(1)	12,823	$6.77	$86,875
Options(2)	5,033,425	$10.44	$52,546,364
RSU(3)	1,835,821	N/A	N/A
Investment Rights	199,643	N/A	N/A

(1)	Details of Warrants Outstanding at December 31, 2022:

Number	Exercise Price $	Date Issued	Expiry Date
12,713	$6.81	May 31, 2022	March 31, 2023
110	$2.72	May 31, 2022	April 15, 2023

(2)	Details of Options Outstanding at December 31, 2022:

Number	Exercise Price $	Date Issued	Expiry Date
67,500	$ 3.08	January 15, 2018	January 15, 2023
7,000	$ 1.64	April 15, 2019	April 15, 2024
70,775	$ 1.80	August 7, 2019	August 7, 2024
341,670	$ 4.16	January 17, 2020	January 17, 2025
560,834	$ 4.48	May 8, 2020	May 8, 2025
50,000	$ 11.72	July 27, 2020	July 27, 2025
1,045,210	$ 10.08	November 27, 2020	November 27, 2025
2,443,406	$ 13.58	June 25, 2021	June 25, 2026
23,900	$ 12.52	October 4, 2021	October 4, 2026
91,275	$ 13.00	April 21, 2022	April 21, 2027
12,936	$14.99	May 31, 2022	September 5, 2024
1,137	$ 6.81	May 31, 2022	April 1, 2025
15,643	$ 9.54	May 31, 2022	September 28, 2025
21,282	$ 8.45	May 31, 2022	April 15, 2026
3,670	$ 4.09	May 31, 2022	September 15, 2026
5,504	$ 1.36	May 31, 2022	December 21, 2026
271,683	$ 7.08	August 3, 2022	August 3, 2027

Annual Information Form 2022 | 56

(3)	Details of Unissued RSU Reserved at December 31, 2022:

Number	Exercise Price $	Date Reserved	Vesting Date
8,000	Nil	October 4, 2021	October 4, 2023
76,923	Nil	April 21, 2022	April 21, 2023
76,923	Nil	April 21, 2022	October 21, 2023
363,569	Nil	April 21, 2022	April 21, 2024
88,956	Nil	August 3, 2022	September 15, 2023
50,000	Nil	August 3, 2022	August 3, 2024
777,726	Nil	August 3, 2022	September 15, 2024
149,974	Nil	September 23, 2022	September 15, 2023
149,974	Nil	September 23, 2022	September 15, 2024
93,776	Nil	December 9, 2022	December 9, 2024

The dilutive securities as of the date of this AIF are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Warrants(1)	12,823	$6.77	$86,875
Options(2)	4,742,837	$10.77	$51,074,523
RSU(3)	1,969,319	N/A	N/A
Investment Rights	79,858	N/A	N/A
(1)	Details of Warrants Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
12,713	$6.84	May 31, 2022	March 31, 2023
110	$2.72	May 31, 2022	April 15, 2023

Annual Information Form 2022 | 57

(2)	Details of Options Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
7,000	$ 1.64	April 15, 2019	April 15, 2024
70,775	$ 1.80	August 7, 2019	August 7, 2024
291,670	$ 4.16	January 17, 2020	January 17, 2025
431,251	$ 4.48	May 8, 2020	May 8, 2025
50,000	$ 11.72	July 27, 2020	July 27, 2025
1,036,876	$ 10.08	November 27, 2020	November 27, 2025
2,423,823	$ 13.58	June 25, 2021	June 25, 2026
23,900	$ 12.52	October 4, 2021	October 4, 2026
88,724	$ 13.00	April 21, 2022	April 21, 2027
12,936	$14.99	May 31, 2022	September 5, 2024
1,137	$ 6.81	May 31, 2022	April 1, 2025
15,643	$ 9.54	May 31, 2022	September 28, 2025
21,282	$ 8.45	May 31, 2022	April 15, 2026
3,670	$ 4.09	May 31, 2022	September 15, 2026
5,504	$ 1.36	May 31, 2022	December 21, 2026
258,646	$ 7.08	August 3, 2022	August 3, 2027

(3)	Details of Unissued RSU Reserved as of the date of this AIF:

Number	Exercise Price $	Date Reserved	Vesting Date
8,000	Nil	October 4, 2021	October 4, 2023
76,923	Nil	April 21, 2022	April 21, 2023
76,923	Nil	April 21, 2022	October 21, 2023
363,569	Nil	April 21, 2022	April 21, 2024
88,956	Nil	August 3, 2022	September 15, 2023
50,000	Nil	August 3, 2022	August 3, 2024
766,224	Nil	August 3, 2022	September 15, 2024
149,974	Nil	September 23, 2022	September 15, 2023
149,974	Nil	September 23, 2022	September 15, 2024
93,776	Nil	December 9, 2022	December 9, 2024
48,334	Nil	February 14, 2023	February 14, 2024
48,334	Nil	February 14, 2023	February 14, 2025
48,332	Nil	February 14, 2023	February 14, 2026

Annual Information Form 2022 | 58

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were listed and traded on the TSX and NYSE under the trading symbol “SKE”. The following tables set forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period ending December 31, 2022:

TSX

Period	High Trading Price	Low Trading Price	Volume (#)
December 2022	$8.56	$6.85	4,235,100
November 2022	$7.83	$5.75	2,972,956
October 2022	$6.79	$5.74	1,973,579
September 2022	$7.80	$5.64	4,963,439
August 2022	$7.61	$6.26	2,044,575
July 2022	$7.30	$5.80	3,127,605
June 2022	$9.66	$6.75	3,927,510
May 2022	$11.81	$8.67	7,557,010
April 2022	$14.45	$11.81	3,026,784
March 2022	$17.11	$13.36	5,397,045
February 2022	$14.04	$12.10	2,289,686
January 2022	$16.46	$12.55	2,748,504

NYSE

Period	High Trading Price	Low Trading Price	Volume (#)
December 2022	$6.31	$5.01	188,582
November 2022	$5.84	$4.19	187,036
October 2022	$5.02	$4.17	111,436
September 2022	$5.88	$4.10	221,401
August 2022	$5.94	$4.80	189,446
July 2022	$5.65	$4.46	93,337
June 2022	$7.72	$5.28	152,593
May 2022	$9.17	$6.90	159,227
April 2022	$11.60	$9.21	88,973
March 2022	$13.39	$10.54	196,891
February 2022	$10.93	$9.52	115,411
January 2022	$13.05	$9.92	98,780

Annual Information Form 2022 | 59

Prior Sales

The following table sets forth, for each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended December 31, 2022 and the number of securities of the class issued at that price and the date on which the securities were issued:

Date of issuance	Security	Issuance/Exercise price per security	Number of securities
November 16, 2022	Flow-through Common Shares	$9.00	333,334
November 16, 2022	Flow-through Common Shares	$7.975	250,784
December 16, 2022	Flow-through Common Shares	$10.00	1,000,000
December 22, 2022	Flow-through Common Shares	$10.73	283,286

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As at the date of this Annual Information Form, to the knowledge of the Company, there are no securities which remain subject to any escrow agreement or a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table provides the names of Skeena’s directors and executive officers as of December 31, 2022, the positions held by each of them, and the date of their first appointment.

Walter Coles Jr. San Juan, Puerto Rico Director and Executive Chairman Director Since: December 18, 2013	Executive Chairman (since October 31, 2022) of the Company. President (from December 18, 2013 to April 16, 2022) and CEO (from December 18, 2013 to October 31, 2022) of the Company.
	Board Committees
	N/A
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	845,525 (approx. 1%)	1,198,125	Nil	308,161

Randy Reichert, Toronto, Ontario, Canada Director, President and Chief Executive Officer Director Since: October 1, 2021

President (since April 16, 2022) and CEO (since October 31, 2022) of the Company.

Vice President, Operations with B2Gold Corp (from 2019) and General Manager, Fekola Project with B2Gold Corp (2016-2019).

	Board Committees
	N/A
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	15,050 (<1%)	16,400	Nil	528,468

Annual Information Form 2022 | 60

Suki Gill Vancouver, British Columbia, Canada Director Director Since: January 10, 2020	Partner at Smythe LLP since 2012.
	Board Committees
	Chair of the Audit Committee and member of the Compensation Committee.
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	64,583 (<1%)	202,882	Nil	34,286

Greg Beard New York, New York Director Director Since: July 27, 2020

Chairman and CEO of Beard Energy Transition Acquisition Corp. (since February of 2021).

Co-chairman and CEO of Stronghold Digital Mining (since March 2021).

Global Head of Natural Resources, Senior Partner, Member of the Management Committee, and Senior Advisor at Apollo Global Management from 2010 to 2020.

	Board Committees
	Chair of the Nomination & Corporate Governance Committee and member of the Audit Committee.
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	96,892 (<1%)	190,798	Nil	33,445

Craig Parry Vancouver, British Columbia, Canada Director and Chairman Director Since: December 15, 2016

Co-Founder and Partner of Inventa Capital and Former President.

CEO of IsoEnergy Ltd. (from October 12, 2016 until February 16, 2021).

former Director (until June 8, 2021). Founding and former director of NexGen Energy.

	Board Committees
	Chair of the Compensation Committee and member of the Audit Committee, and Nomination and Governance Committee.
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	627,673 (<1%)	479,548	Nil	43,668

Andrew MacRitchie, CPA, CA Vancouver, British Columbia, Canada Chief Financial Officer	Chief Financial Officer (since June 10, 2016) of the Company. Corporate Secretary of the Company (from June 10, 2016 to February 24, 2021)
	Board Committees
	N/A
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	220,978 (<1%)	584,238	Nil	171,005

Shane Williams Vancouver, British Columbia, Canada Chief Operating Officer	Chief Operating Officer (from June 1, 2020 until January 11, 2023) of the Company. Vice President of Operations and Capital Projects at Eldorado Gold from 2014 through 2019.
	Board Committees
	N/A
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	50,000 (<1%)	258,333	Nil	174,851

Annual Information Form 2022 | 61

Paul Geddes Vancouver, British Columbia, Canada Senior Vice President, Exploration & Resource Development	Senior Vice President, Exploration & Resource Development (Since February 20, 2018) of the Company. Vice President of Exploration for Barkerville Gold Mines (2015-2017).
	Board Committees
	N/A
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	Nil	149,167	Nil	112,344

Justin Himmelright Maple Ridge, British Columbia, Canada Senior Vice President, External Affairs and Sustainability

Senior Vice President, External Affairs and Sustainability (since October 23, 2017).

Vice President, C3 Alliance Corporation (2014 – 2017).

Adjunct Professor, UBC Norman Keevil Institute of Mining Engineering (2020 – present).

	Board Committees
	N/A
	Capital ownership as at December 31, 2022
	Common Shares	Options	Warrants	RSU
	Nil	314,151	Nil	112,344

The information as to location of residence and principal occupation has been furnished by the respective directors individually, and the information as to capital ownership, not being within the knowledge of the Company, has been furnished by the respective directors individually as at the date of this Annual Information Form.

Each of the directors of Skeena will hold office until the next annual meeting of the holders of Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with Skeena’s articles.

As at the date of this Annual Information Form, the current directors and officers of Skeena, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,410,693 Common Shares, representing approximately 2% of the issued and outstanding Common Shares. The information as to the number of Common Shares beneficially owned, or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers of the Company individually.

Corporate Cease Trade Orders

None of the directors or executive officers of Skeena is or has been, within the 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Bankruptcies

Other than as set forth below, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena is or has, within the 10 years prior to the date of this AIF, been a director or executive officer of any corporation that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Annual Information Form 2022 | 62

In addition, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or securityholder. Mr. Beard is a director of EP Energy Corp. which is an oil and gas company that is publicly traded on the OTC markets, incorporated in Delaware and active in Texas and Utah. EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Penalties or Sanctions

None of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There does not exist any conflicts of interest or potential material conflicts of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

AUDIT COMMITTEE INFORMATION

The Audit Committee of the Company consists of Ms. Suki Gill (Chair), Mr. Craig Parry, and Mr. Greg Beard, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees. Each director has an understanding of the accounting principles used to prepare Skeena’s financial statements; experience in preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities, and experience as to the general application of relevant accounting principles; and an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of assisting the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the integrity of Skeena’s financial statements, financial disclosures, and internal controls over financial reporting; monitoring the system of internal control; monitoring Skeena’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and, when applicable, reviewing the qualifications, independence and performance of Skeena’s internal auditors. The Audit Committee has specific responsibilities relating to Skeena’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Skeena; fraud risk assessment; and Skeena’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee Charter is disclosed in Schedule “A” – Audit Committee Charter.

Education and Experience of the Audit Committee

Ms. Suki Gill holds a Bachelor of Technology in Accounting and is a Chartered Professional Accountant. She has been a Partner at Smythe since 2012. She also serves Director, BC Provincial Health Services Authority and Director, BC Emergency Health Services since March 2016; Chair of the Audit Committee; Member of the Finance and Research Committees.

Annual Information Form 2022 | 63

Mr. Craig Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy. Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In these roles he has reviewed and analyzed numerous financial statements.

Mr. Parry also gained expertise reviewing and evaluating financial statements through his roles as co-founder and partner of Inventa Capital, a venture capital advisory firm, and as a founding shareholder and former Senior Advisor of EMR Capital, a private equity management group.

Mr. Greg Beard received his Bachelor of Arts degree from the University of Illinois at Urbana. Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analyzed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services under the heading “External Auditor” of the Audit Committee Charter which is attached hereto as Schedule “A”.

The Audit Committee will pre-approve all non-audit services to be provided to Skeena or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

KPMG LLP has been the Company’s auditor since January 6, 2022. The fees paid or payable to KPMG LLP for each of the last two fiscal years are as follows:

Fee Description	December 31, 2022	December 31, 2021
Audit Services(1)	$296,925	$117,700
Audit Related Services(2)	Nil	Nil
Tax(3)	21,400	Nil
Other	Nil	Nil
TOTAL	$318,325	$117,700

Notes:

(1)	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	Includes services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, and accounting consultations on proposed transactions.
(3)	Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax advice. Tax advice includes assistance with certain tax elections made by the Company.

PROMOTERS

To the best of the Company’s knowledge, no person is a promoter of the Company, or has been a promoter of the Company within the two most recently completed financial years or during the current financial year preceding the date of this Annual Information Form.

Annual Information Form 2022 | 64

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Albino Lake applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia (the “Court”) in accordance with the appeal provisions in the BC Mineral Tenure Act (the “Appeal”). On November 22, 2022, the Company received the decision of the Court dismissing the Appeal. The Company intends to appeal this decision. As the contents of the Albino Lake were not included in the Company’s Eskay Creek Prefeasibility Study or Feasibility Study, the outcome of this matter is not expected to have a material effect on the carrying value of Eskay.

There were no: (i) penalties or sanctions imposed against Skeena by a court relating to securities legislation or by a securities regulatory authority during the financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against Skeena that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements Skeena entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar of Skeena is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, no informed person (a director, officer or beneficial holder of 10% or more Common Shares) or any associate or affiliate of any informed person had any interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to Skeena and that were entered into by Skeena within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

(i)	the Hochschild Agreement; and
(ii)	the Franco-Nevada Agreement.

INTERESTS OF EXPERTS

Other than Mr. Paul Geddes, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51‐102 by Skeena during, or related to, its most recently completed financial year and whose profession or business gives authority to such report, valuation, statement or opinion made by such person or company.

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To the best knowledge of Skeena, none of the experts that prepared the Technical Report dated September 19, 2022, see “Mineral Projects – Eskay Creek Project – Technical Report,” had any registered or beneficial interests, direct or indirect, in any securities or other property of the Company at the time the Technical Report was filed.

KPMG LLP are the auditor of Skeena and have confirmed with respect to Skeena that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Skeena under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.

Additional financial information is provided in the Company’s Financial Statements for the years ended December 31, 2022 and 2021 and Management’s Discussion and Analysis, which may be obtained upon request from the Company’s head office, or may be viewed on the Company’s SEDAR profile at www.sedar.com and EDGAR at www.sec.gov.

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SCHEDULE “A” - AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Skeena Resources Limited (the “Company”). The primary function of the Committee is to assist the Board in: (a) overseeing the integrity of the Company’s financial statements by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) overseeing the registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company (each, an “external auditor”), including the review of the auditor’s qualifications and independence; and (c) reviewing the performance of the Company’s internal audit function, including the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes, including with respect to performance of the external auditor.

Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (a) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (b) review and appraise the performance of the Company’s external auditor; and (c) provide an open avenue of communication among the Company’s external auditor, financial and senior management and the Board.

2.	Composition
2.1	The Committee shall be comprised of three (3) directors, selected by the Board, each of whom shall meet the independence requirements of all applicable stock exchanges and United States and Canadian securities laws and regulations, and further, each of whom shall be free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee. On an annual basis, the Board shall make an affirmative determination of the independence of each member of the Committee, relying on relevant stock exchange requirements and applicable United States and Canadian securities laws and regulations.

2.2	A majority of the members of the Committee shall have accounting or related financial management expertise. All members of the Committee must be financially literate. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

2.3	The Board at its first meeting following the annual shareholders’ meeting shall elect the members of the Committee. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.
3.	Meetings & Approvals
3.1	The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

3.2	The meetings will take place as the Committee or Chair of the Committee shall determine, upon at least 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee.
3.3	The Committee may ask members of management or others to attend meetings or to provide information as necessary.

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3.4	The quorum for the transaction of business at any meeting shall be a majority of the members of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
3.5	Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee present, or by consent resolutions in writing signed by each member of the Committee.
3.6	The Committee shall prepare and maintain minutes of its meetings and periodically report to the Board regarding such matters as are relevant to the Committee’s discharge of its responsibilities and shall report in writing on request of the Chair of the Board.
4.	Responsibilities and Duties
4.1	To fulfil its responsibilities and duties, the Committee shall be responsible for:
(a)	assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;
(b)	managing the relationship with the external auditor by:
(i)	recommending to the Board the external auditor to be nominated and the compensation of the external auditor;
(ii)	being directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor. For the avoidance of doubt, the external auditor will report directly to the Committee;
(iii)	overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting; and
(iv)	pre-approving non-audit services;
(c)	reviewing with the external auditor and management and recommending to the Board for approval:
(i)	any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document; and
(ii)	the financial disclosure in each Annual Report and Management’s Discussion and Analysis of the Company (“MD&A”) which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;
(d)	reviewing with management of the Company and recommending to the Board for approval:
(i)	any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;
(ii)	the financial disclosure in each Quarterly Report and when applicable, MD&A accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and
(iii)	the Company’s compliance with legal and regulatory requirements;
(e)	reviewing and pre-approving all press releases containing earnings and other annual or interim financial information before the Company first discloses this information to the public for a given period;

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(f)satisfying itself that adequate measures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures;
(g)	reviewing and approving the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;
(h)	reviewing as required and reporting to the Board with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;
(i)	ensuring that no restrictions are placed by management on the scope of the external auditor's review and examination of the Company's accounts;
(j)	ensuring that methods and procedures are in place to: (i) allow any director, officer, employee or contractor to bring concerns regarding accounting, internal accounting controls or auditing matters; and (ii) permit the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters to the attention of the Committee and that those who do so are provided protection from any retaliatory action whatsoever. The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;
(k)	ensure that methods and procedures are in place to: (i) allow any director, officer, employee or contractor to report any ethical concerns or potential or actual violations of the Company’s Code of Business Conduct and Ethics; and (ii) permit the confidential, anonymous submission by employees of any such concerns or violations. The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;
(l)	to the extent required, annually, prepare an Audit Committee Report and publish the report in the Company’s proxy statement for its annual meetings of stockholders, in accordance with applicable rules and regulations;
(m)	reviewing on an annual basis the adequacy of this Charter and recommending appropriate revisions to the Board; and
(n)	meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.
4.2	At least annually, the Committee will obtain and review a report by the external auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the external auditor and the Company.
5.	Other Responsibilities
5.1	Each year, the Committee will review and evaluate its own performance and will submit itself to a review and evaluation by the Board.
5.2	The Committee shall meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors, and shall review with the external auditors any audit problems or difficulties and management’s response, to the extent applicable.
5.3	The Committee shall review with management the Company’s policies with respect to risk assessment and management, including with respect to financial fraud risk, and shall conduct an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

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5.4	The Committee shall review for fairness any proposed related-party transactions and make recommendations to the Board whether any such transactions should be approved.
5.5	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Company will provide for appropriate funding, as determined by the Committee, for payment of: (a) compensation to any external auditor; (b) compensation to any outside specialists, counsel, accountants or other consultants and advisors retained by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
5.6	The Committee may perform other activities related to this Charter, as requested by the Board, and shall report regularly to the Board.

Approved and adopted by the Board on September 24, 2021

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